# 2023

## Bargains in Stores Every Day

**ROSS**

**Ross Stores, Inc.**
2023 Annual Report

# Bargains in Stores Every Day!

We launched our off-price business over four decades ago based on the premise that everyone always loves a bargain. Since then, we have responded to the customer's wants and needs by consistently delivering outstanding values on a wide array of quality name brand fashions in convenient and easy-to-shop stores.



We accomplish this today through our two off-price apparel and home fashion chains, Ross Dress for Less® ("Ross") and dd's DISCOUNTS® ("dd's"). The first Ross Dress for Less locations opened in 1982. Today, Ross is the largest off-price apparel and home fashion chain in the U.S. with 1,764 stores in 43 states, the District of Columbia, and Guam. We launched dd's DISCOUNTS in 2004, and it now operates 345 locations in 22 states.

Ross offers name brand apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 60% off department store and specialty store regular prices every day. dd's DISCOUNTS features more moderately-priced assortments at savings of 20% to 70% off moderate department and discount store prices every day. With the continued careful execution of our off-price strategies, and a consistent focus on offering quality branded bargains, we remain confident in our prospects for increased market share gains.





# To Our Shareholders

We are pleased to report that our financial results for fiscal 2023 significantly outperformed our expectations. Following a challenging year in 2022, our business rebounded with above-plan growth in both sales and earnings as customers responded positively to the improved assortments of quality branded bargains throughout our stores and household budgets benefited from easing inflationary pressures.

**Fiscal 2023 Financial Results**  Total sales for the 53 weeks ended February 3, 2024 grew to $20.4 billion, up from $18.7 billion for the 52 weeks ended January 28, 2023. Comparable store sales for the 52 weeks ended January 27, 2024 grew to a solid 5% versus a 4% decline for the same period in fiscal 2022. Fiscal 2023 earnings per share grew to $5.56 on net income of $1.9 billion, up from $4.38 per share on net income of $1.5 billion in fiscal 2022. The 53rd week in fiscal 2023 added $308 million to sales and approximately $0.20 to earnings per share.

Operating margin for the 53 weeks ended February 3, 2024 grew to 12.4%, up 165 basis points versus fiscal 2022 as leverage from strong same store sales gains and lower freight expenses were partially offset by higher incentive costs and wages. Fiscal 2023 operating margin also included a 25 basis point benefit from the 53rd week.



**dd's DISCOUNTS 2023 Performance** Sales at dd's DISCOUNTS in fiscal 2023 also improved versus 2022 but still trailed Ross as dd's shoppers have been disproportionately impacted by elevated costs of living in recent years. While dd's topline results were respectable in fiscal 2023, we are disappointed with the chain's performance in newer markets.

We have begun an in-depth analysis at dd's to better understand and address the different wants and needs of their diverse customer base, particularly as we expand outside our existing markets. Until this work is completed, we believe it is wise over the near term to moderate dd's store growth in newer markets and focus expansion primarily in existing regions.

**Fiscal 2023 Store Growth** In 2023, we opened 94 net new stores, consisting of 71 Ross Dress for Less and 23 dd's DISCOUNTS. We ended the year with a total of 2,109 locations, consisting of 1,764 Ross and 345 dd's stores in 43 states, the District of Columbia, and Guam.

Looking ahead, we continue to believe that Ross Dress for Less can expand to about 2,900 locations and that dd's DISCOUNTS can eventually become a chain of approximately 700 stores. This represents an overall forecasted potential of 3,600 stores, providing substantial runway for expansion.

**Consistent Cash Flows Fund Growth, Stock Repurchases, and Dividends** Operating cash flows helped fund new store expansion and additional infrastructure improvements in 2023. We invested $763 million in capital projects during the year, including $386 million for distribution, information technology and other projects, and $377 million to open new locations and refresh and enhance existing stores. We ended the year with about $4.9 billion in cash and $2.5 billion in debt.

To maximize our ability to capture profitable market share, we continue to plan for further investments over the next few years in our supply chain to support long-term growth and in technology to further increase efficiencies throughout our business.

During fiscal 2023, we repurchased a total of 8.2 million shares of common stock for an aggregate purchase price of $950 million, completing the $1.9 billion two-year stock repurchase program as planned. In March of 2024, we announced that our Board of Directors had authorized a new two-year program to repurchase up to $2.1 billion of our common stock through fiscal 2025. Also in March 2024, the Board increased the Company's quarterly cash dividend by 10% to $0.3675 per share.

The increases to our stock repurchase and dividend programs reflect our ongoing commitment to enhancing stockholder value and returns given the strength of our balance sheet and our ongoing ability to generate significant amounts of cash after funding growth and other capital needs of the business.



**94**

**Net New Stores in 2023**

**43**

**States, District of Columbia, and Guam**

**Fiscal 2024 Outlook**  To sum up, the external environment remains uncertain and our low-to-moderate income customers' discretionary spend continues to be impacted by elevated costs of living. Despite these headwinds last year, our shoppers responded positively to the strong values we offered across our stores, which drove our better-than-expected sales and earnings growth throughout 2023.

In 2024, we plan to build upon these efforts and offer even more brands that are sharply priced to deliver the strong value proposition that our customers expect from us. We believe the diligent execution of this plan will result in increased market share gains this year and in the future.

**Social Responsibility**  For more than 40 years, our Associates have played an essential role in our ability to deliver great values to our customers. As a Company, we are committed to promoting an inclusive culture that values and celebrates the diversity of backgrounds, identities, and ideas of all of our approximately 108,000 Associates and those who shop with us.

We also recognize that providing an inclusive work environment where all Associates are treated with dignity and respect is key to their ability to grow, succeed, and contribute to the communities where they live and work.





**2,109**
**Total Stores**

To support this, we continued to enhance our programs to help Associates connect with one another and support our ongoing diversity, equality, and inclusion efforts. These programs include employee resource groups (known at Ross as "CommUnity Networks") which enable thousands of Associate participants across our entire organization to connect on our ongoing DE&I efforts. We also increased efforts to attract diverse talent across the organization by broadening our recruitment channels.

In 2023, we maintained our commitment to Associate development with digital and in-person learning and engagement opportunities. Other ongoing initiatives included delivering competitive wages and benefits in each of our geographic markets, offering internships, as well as continuing education opportunities for hundreds of our Associates and their dependents through the Stuart Moldaw Scholarship Program. Lastly, we continued to support the communities where we operate through local hiring and expanded philanthropic efforts, including through our Ross Foundation that furthers the charitable mission of helping create a brighter future for today's youth.

To learn more about our commitments to our Associates, please refer to our website, www.rossstores.com, in the Social Responsibility section.



**$20.4B**

in Sales

**Investing in a Sustainable Future**  Sustainability is ingrained in Ross' business. For decades, we have worked hard to drive out waste and inefficiency from our operations, which, in turn, has reduced our impact on the environment. As our Company continues to grow, we recognize the need to advance our sustainability efforts to help create a sustainable future for all.

Last year, we continued to demonstrate our commitment to transparency by again participating in the Carbon Disclosure Project Climate Change Questionnaire. We also published our 2022 Corporate Social Responsibility Report, which includes our sustainability efforts and accomplishments. In the report, we share the progress we made toward our greenhouse gas emissions targets and our ambition to reach net-zero greenhouse gas emissions by 2050 or sooner. We remain committed to taking actions that drive environmental sustainability while also creating business value. To learn more about our efforts, please refer to our website, www.rossstores.com, in the Social Responsibility section.

In closing, we especially want to thank our talented Associates throughout the Company whose dedication has enabled us to successfully navigate through the unprecedented challenges in recent years. We believe their continued efforts will enable us to capitalize on our opportunities for future sales and earnings growth while also enhancing our ability to deliver competitive returns to stockholders over the coming years.

Finally, we extend our deep appreciation to our customers, business associates, and investors for their ongoing support and partnership.

Sincerely,

**Michael Balmuth**
Executive Chairman of the Board

**Barbara Rentler**
Chief Executive Officer



# Merchandise Mix



- Home Accents and Bed and Bath — 26%
- Ladies — 23%
- Men's — 15%
- Accessories, Lingerie, Fine Jewelry, and Cosmetics — 15%
- Shoes — 13%
- Children's — 8%



# Our Store Growth

- ● Ross Dress for Less
- ● dd's DISCOUNTS

In 2023, we opened 71 net new Ross Dress for Less stores in both established regions and newer markets. We opened our first stores in the states of New York, Michigan, and Minnesota while also expanding our presence in core markets, including California, Florida, and Texas.

dd's DISCOUNTS' store growth included a net addition of 23 locations across 12 states, including its inaugural store in Wisconsin.

We ended the year with 1,764 Ross Dress for Less stores in 43 states, the District of Columbia, and Guam and 345 dd's DISCOUNTS stores in 22 states.



# Financial Highlights[1]



### Earnings Per Share[2]

| '19 | '20 | '21 | '22 | '23 |
|-----|-----|-----|-----|-----|
| $4.60 | $0.24 | $4.87 | $4.38 | $5.56 |



### Total Sales (in billions)

| '19 | '20 | '21 | '22 | '23 |
|-----|-----|-----|-----|-----|
| $16.0 | $12.5 | $18.9 | $18.7 | $20.4 |



### Return on Average Stockholders' Equity

| '19 | '20 | '21 | '22 | '23 |
|-----|-----|-----|-----|-----|
| 50% | 3% | 47% | 36% | 41% |



### Cash Returned to Stockholders[3] (in millions)

| '19 | '20 | '21 | '22 | '23 |
|-----|-----|-----|-----|-----|
| $1,645 | $234 | $1,055 | $1,381 | $1,405 |

[1] 2023 results are based on a 53-week fiscal year; all other years are on a 52-week basis.
[2] Includes debt refinancing costs in 2020.
[3] Includes cash dividends and stock repurchases.

# Form 10-K

**ROSS**

**Ross Stores, Inc.**
2023 Annual Report

# Table of Contents

# Index to Other Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the fiscal year ended February 03, 2024**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-14678

# Ross Stores, Inc.

(Exact name of registrant as specified in its charter)

| **Delaware** | **94-1390387** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **5130 Hacienda Drive, Dublin, California** | **94568-7579** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(925) 965-4400**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading symbol | Name of each exchange on which registered |
|---|---|---|
| **Common stock, par value $.01** | **ROST** | **Nasdaq Global Select Market** |

Securities registered pursuant to Section 12(g) of the Act:
Title of class
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒  Accelerated filer ☐  Non-accelerated filer ☐

Smaller reporting company ☐  Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of July 29, 2023 was $38,089,466,770, based on the closing price on that date as reported by the Nasdaq Global Select Market®. Shares of voting stock held by each director and executive officer have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock, $.01 par value, outstanding on March 11, 2024 was 335,174,141.

Documents incorporated by reference:

Portions of the Proxy Statement for the Registrant's 2024 Annual Meeting of Stockholders, which will be filed on or before June 3, 2024, are incorporated herein by reference into Part III.

# PART I

# ITEM 1. BUSINESS

Ross Stores, Inc. and its subsidiaries ("we" or the "Company") operate two brands of off-price retail apparel and home fashion stores—Ross Dress for Less® ("Ross") and dd's DISCOUNTS®.

Ross is the largest off-price apparel and home fashion chain in the United States, with 1,764 locations in 43 states, the District of Columbia, and Guam, as of February 3, 2024. Ross offers first-quality, in-season, name brand and designer apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 60% off department and specialty store regular prices every day. Ross' target customers are primarily from middle income households.

We also operate 345 dd's DISCOUNTS stores in 22 states as of February 3, 2024. dd's DISCOUNTS features more moderately-priced first-quality, in-season, name brand apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 70% off moderate department and discount store regular prices every day. The typical dd's DISCOUNTS store is located in an established shopping center in a densely populated urban or suburban neighborhood, and its target customers typically come from households with more moderate incomes than Ross customers.

The merchant, store field, and distribution operations for Ross and dd's DISCOUNTS are separate. The two chains share certain corporate and support services.

Both our Ross and dd's DISCOUNTS brands target value-conscious customers. The decisions we make, from merchandising, purchasing, and pricing, to the locations of our stores, are based on these customer profiles. We believe that both brands derive a competitive advantage by offering a wide assortment of product within each of our merchandise categories, in organized and easy-to-shop store environments.

Our mission is to offer competitive values to our target customers by focusing on the following key strategic objectives:

- Maintain an appropriate level of recognizable brands, labels, and fashions at strong discounts throughout the store.

- Meet customer needs on a local basis.

- Deliver an in-store shopping experience that reflects the expectations of the off-price customer.

- Manage real estate growth to compete effectively across all our markets.

We refer to our fiscal year ended February 3, 2024 as fiscal 2023 which was a 53-week year. Our fiscal years ended January 28, 2023 and January 29, 2022 are referred to as fiscal 2022 and fiscal 2021, respectively, each of which were 52-week years.

## Merchandising, Purchasing, and Pricing

We seek to provide our customers with a wide assortment of first-quality, in-season, brand name and designer apparel, accessories, footwear, and home merchandise for the entire family at savings of 20% to 60% below department and specialty store regular prices every day at Ross, and 20% to 70% below moderate department and discount store regular prices at dd's DISCOUNTS. We sell recognizable brand name merchandise that is on trend and fashionable in each category. New merchandise typically is received from three to six times per week at both Ross and dd's DISCOUNTS stores. Our buyers review their merchandise assortments on a weekly basis, enabling them to respond to selling trends and purchasing opportunities in the market. Our merchandising strategy is reflected in our advertising, which emphasizes a strong value message. Our stores offer a treasure-hunt shopping experience where customers can find great savings every day on a broad assortment of brand name bargains for the family and the home.

**Merchandising.** Our merchandising strategy incorporates a combination of off-price buying techniques to purchase advance-of-season, in-season, and past-season merchandise for both Ross and dd's DISCOUNTS. We believe merchandise with nationally recognized name brands sold at compelling discounts will continue to be an important determinant of our success. We generally leave the brand name label on the merchandise we sell.

We have established merchandise assortments that we believe are attractive to our target customers. Although we may offer fewer classifications of merchandise than most department stores, we generally offer a large selection within each classification, with a wide assortment of vendors, labels, prices, colors, styles, and fabrics within each size or item. Our merchandise offerings include, but are not limited to, apparel, footwear, accessories, small furniture, home accents, bed and bath, beauty, toys, luggage, gourmet food, cookware, jewelry and watches, and pet accessories.

**Purchasing.** We have a large network of merchandise vendors and manufacturers for both Ross and dd's DISCOUNTS and believe we have adequate sources of first-quality merchandise to meet our requirements. We purchase the vast majority of our merchandise directly from manufacturers.

We believe our ability to effectively execute certain off-price buying strategies is a key factor in our success. Our buyers use a number of methods that enable us to offer our customers brand name and designer merchandise at strong discounts every day relative to department and specialty stores for Ross, and moderate department and discount stores for dd's DISCOUNTS. By purchasing later in the merchandise buying cycle than department, specialty, and discount stores, we are able to take advantage of imbalances between retailers' demand for products and manufacturers' supply of those products.

Unlike most department and specialty stores, we typically do not require that vendors or manufacturers provide promotional allowances, co-op advertising allowances, return privileges, drop shipments to stores, or delayed deliveries of merchandise. For most orders, delivery is made to one of our distribution centers. These flexible requirements further enable our buyers to obtain significant discounts on purchases.

The merchandise that we offer in all of our stores is acquired through opportunistic purchases created by manufacturer and brand overruns and canceled orders both during and at the end of a season ("close-out" purchases), and production direct from brands and factories ("upfront" purchases). We also source merchandise under in-house brands or vendor brands. Upon receipt, merchandise can be shipped to stores in-season or can be stored in our warehouses as packaway merchandise.

Packaway merchandise is purchased with the intent that it will be stored in our warehouses until a later date, which may even be the beginning of the same selling season in the following year. Packaway purchases are an effective method of increasing the percentage of prestige and national brands at competitive savings within our merchandise assortments. The timing of the release of packaway inventory to our stores is principally driven by the product mix and seasonality of the merchandise, and its relation to our store merchandise assortment plans. As such, the aging of packaway varies by merchandise category and seasonality of purchase, but typically packaway remains in storage less than six months.

In fiscal 2023, we continued our emphasis on this important sourcing strategy in response to compelling opportunities available in the marketplace. Packaway accounted for approximately 40% of total inventories as of February 3, 2024 and January 28, 2023.

Our primary buying offices are located in New York City and Los Angeles, the nation's two largest apparel markets. We also operate a smaller buying office located in Boston. These strategic locations allow our buyers to be in the market frequently, sourcing opportunities and negotiating purchases with vendors and manufacturers. These locations also enable our buyers to strengthen vendor relationships—a key element to the success of our off-price buying strategies.

At the end of fiscal 2023, we had over 900 merchants for Ross and dd's DISCOUNTS combined. The Ross and dd's DISCOUNTS buying organizations are separate and distinct, and each includes merchandise management, buyers, and assistant buyers. Ross and dd's DISCOUNTS buyers have on average eight years of experience, including merchandising positions with other retailers. We expect to make continued investments in our merchant organization to further develop our relationships with our manufacturers and vendors. Our ongoing objective is to strengthen our ability to procure the most desirable brands and fashions at competitive discounts.

The off-price buying strategies utilized by our experienced team of merchants enable us to purchase Ross merchandise at net prices that are lower than prices paid by department and specialty stores, and to purchase dd's DISCOUNTS merchandise at net prices that are lower than prices paid by moderate department and discount stores.

**Pricing.** We sell brand name merchandise at Ross that is priced 20% to 60% below most department and specialty store regular prices. At dd's DISCOUNTS, we sell more moderate brand name merchandise that is priced 20% to 70% below most moderate department and discount store regular prices. Our pricing is reflected on most of our price tags which display our selling price as well as the comparable value for that item in department and specialty stores for Ross merchandise, or in more moderate department and discount stores for dd's DISCOUNTS merchandise.

Our pricing strategy at Ross differs from that of a department or specialty store. We purchase our merchandise at lower prices and mark it up less than a department or specialty store. This strategy enables us to offer customers consistently low prices and compelling value. Our buyers review specified departments in our stores for possible markdowns based on the rate of sale on a weekly basis, as well as at the end of fashion seasons, to promote faster turnover of merchandise inventory and to accelerate the flow of fresh product. A similar pricing strategy is in place at dd's DISCOUNTS where prices are compared to those in moderate department and discount stores.

## Stores

As of February 3, 2024, we operated a total of 2,109 stores comprised of 1,764 Ross stores and 345 dd's DISCOUNTS stores. Our stores are located predominantly in community and neighborhood shopping centers in heavily populated urban and suburban areas. Where the size of the market and real estate opportunities permit, our real estate strategy is to cluster Ross stores with the objective to increase our market penetration and to benefit from economies of scale in advertising, distribution, field management, and other overhead. When evaluating a new store location, we consider factors such as the availability and quality of potential sites, demographic characteristics, competition, and population density of the local trade area. In addition, we continue to consider opportunistic real estate acquisitions. Where possible, we obtain sites in buildings requiring minimal alterations, allowing us to establish stores in new locations in a relatively short period of time and at reasonable costs in a given market. We do the same for dd's DISCOUNTS stores.

We believe a key element of our success at both Ross and dd's DISCOUNTS is our organized and easy-to-shop in-store environment which allows customers to shop at their own pace. While our stores promote a self-service, treasure-hunt shopping experience, the layouts are designed to enhance customer convenience in their merchandise presentation, dressing rooms, checkout, and merchandise return areas. Our store's sales area is based on a prototype single floor design with a racetrack aisle layout. A customer can locate desired departments by signs displayed just below the ceiling of each department. We enable our customers to select among sizes and styles through prominent category and sizing markers. Our stores have shopping carts and/or baskets available at the entrance for customer convenience. Cash registers are primarily located at store exits for customer ease and efficient staffing.

We accept a variety of payment methods. We provide refunds or store credit on all merchandise (not used, worn, or altered) returned with a receipt within 30 days. Merchandise returns having a receipt older than 30 days are exchanged or refunded with store credit.

## Operating Costs

Consistent with the other aspects of our business strategy, we strive to keep operating costs as low as possible. Among the factors which have enabled us to do this are: labor costs that are generally lower than full-price department and specialty stores due to a store design that creates a self-service retail format and due to the utilization of labor saving technologies; economies of scale with respect to general and administrative costs resulting from centralized merchandising, marketing, and purchasing decisions; and flexible store layout criteria which facilitate conversion of existing buildings to our formats.

## Information Systems

We continue to invest in new information systems and technology to provide a platform for growth over the next several years. Current initiatives include continued enhancements to our stores, supply chain, merchandising, and cybersecurity systems. These initiatives support future growth, the execution and achievement of our plans, ongoing stability, and compliance.

## Distribution

We operate distribution processing facilities where we receive and ship all of our merchandise to our stores. These distribution centers are large, highly automated, and built to suit our specific off-price business model. We also operate warehouse facilities for packaway storage.

We utilize a combination of owned, leased, and third-party cross-dock facilities to distribute merchandise from distribution centers to stores on a regional basis. Shipments are made by contract carriers to the stores three to six times per week depending on location.

We believe that our distribution centers and warehouses with their current expansion capabilities will provide adequate processing and storage capacity to support our near term store growth plans. Information on the size and locations of our distribution centers and warehouse facilities is found in ITEM 2. PROPERTIES.

## Marketing and Advertising

We use a variety of marketing and advertising media to communicate our value proposition to customers—savings off the same brands carried at department or specialty stores every day. This includes a mix of traditional and streaming television, digital channels, and new store grand openings. We continue to shift our marketing and advertising to digital channels, including social media, digital video, and digital audio, to reflect changes in media consumption. We believe that a mix of channels is important to reach our customers.

## Trademarks

Our principal trademarks are ROSS®, Ross Dress For Less®, and dd's DISCOUNTS®, which are registered in the United States and in certain other countries. We expect our rights in these trademarks to endure in locations where we use them for as long as our use continues.

## Human Capital

As of February 3, 2024, we had approximately 108,000 total associates, which includes both full- and part-time associates in our stores, distribution centers, and buying and corporate offices. Approximately 85% of these associates worked in our retail stores. Additionally, we hire temporary associates, especially during peak seasons. We have no associates that are covered by a collective bargaining agreement. Management considers the relationship between the Company and our associates to be strong.

Our associates play essential roles in not only delivering great values to our customers but also evolving and strengthening the culture at Ross. We strive to have a workforce that reflects our values, supports our business growth, and strengthens our communities. Throughout our organization, we recognize and appreciate the importance of attracting, retaining, and developing our associates and we have a number of key programs to do so.

**Our culture.** Values start with our people. At Ross, we value integrity, accountability, respect, learning, and humility. We strive to do what is right for our associates, customers, and the communities we serve. We are also committed to promoting an inclusive culture and work environment in which our associates are treated with dignity and respect.

**Talent development.** The professional growth of our associates is important to our success as a business. We identify and enumerate key competencies we believe are critical to our ability to execute our business model and deliver the values our customers expect. We utilize these competencies in the hiring, development, evaluation, and future planning of our teams. We provide training opportunities to help associates grow and build their careers. Our associates, managers, and executives may participate in technical and leadership development activities. We support associates interested in leadership roles by offering opportunities to gain experience and build the skills necessary to advance within the Company.

**Compensation and benefits.** We are dedicated to providing our associates with competitive pay and benefits, a safe working environment, recognition for achievements, channels to share opinions and ideas, opportunities to give back, support for educational advancement, and merchandise and other discounts. We are also continuing to invest in our associates with programs that assist with physical, emotional, and financial wellness.

**Diversity, equality, and inclusion.** We care about our associates and the communities we serve. We are committed to building diverse teams and an inclusive culture that respects, values, and celebrates the diversity of backgrounds, identities, and ideas of those who work and shop with us. We are focused on executing strategies to support our commitment to diversity, equality, and inclusion.

**Community and social impact.** We provide our associates the opportunity to give back to their communities and make a social impact through various programs such as our matching gift program, volunteer time off for eligible associates, and a scholarship program for our associates and their dependents.

## Competition

We believe the principal competitive factors in the off-price retail apparel and home fashion industry are offering significant discounts on brand name merchandise, offering a well-balanced assortment that appeals to our target customers, and consistently providing store environments that are convenient and easy to shop. To execute this concept, we continue to make strategic investments in our organization. We also continue to make improvements to our merchandising systems to strengthen our ability to plan, buy, and allocate product to our stores. We operate in an attractive sector of retail which offers both value and convenience. We believe that we are well-positioned within the off-price retail apparel and home fashion industry to compete based on these factors.

Nevertheless, the retail apparel and home fashion markets are highly fragmented and competitive. We face a challenging and rapidly changing macroeconomic and retail environment that creates intense competition for our business from online retailers, department stores, specialty stores, discount stores, warehouse stores, other off-price retailers, and manufacturer-owned outlet stores, many of which are units of large national or regional chains that have substantially greater resources. The retail apparel and home-related businesses may become even more competitive in the future.

## Seasonality

Although our off-price business is subject to less seasonality than traditional retailers, sales are generally higher during the second half of the year, which includes the back-to-school and holiday seasons.

## Available Information

The internet address for our corporate website is www.rossstores.com. Our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements, and any amendments to those reports are made available free of charge on or through the Investors section of our corporate website, promptly after being electronically filed with the Securities and Exchange Commission. Our annual Corporate Social Responsibility Report is found in the Social Responsibility section of our corporate website. That report and the other information found on our corporate website are not part of this report or of any other report or regulatory filing we file with or furnish to the Securities and Exchange Commission.

## Executive Officers of the Registrant

The following sets forth the names and ages of our executive officers, indicating each person's principal occupation or employment during at least the past five years. The term of office is at the discretion of our Board of Directors.

| Name | Age | Position |
| --- | --- | --- |
| Michael Balmuth | 73 | Executive Chairman |
| Barbara Rentler | 66 | Chief Executive Officer |
| Michael J. Hartshorn | 56 | Group President, Chief Operating Officer |
| Michael Kobayashi | 59 | President, Chief Capability Officer |
| Karen Fleming | 57 | President, Chief Merchandising Officer – dd's DISCOUNTS |
| Stephen Brinkley | 50 | President, Operations |
| Adam Orvos | 59 | Executive Vice President, Chief Financial Officer |

Mr. Balmuth has served as Executive Chairman since September 2023 and also rejoined our Board of Directors at that time. Prior to rejoining the Board in 2023, Mr. Balmuth had served on the Board from 1996 to 2021. Previously, he served as Strategic Advisor of the Company from 2021 to August 2023, Chairman of the Board and Senior Advisor from 2019 to 2021, and Executive Chairman from 2014 to 2019. He was also Vice Chairman of the Board of Directors and Chief Executive Officer for 18 years from 1996 to 2014, during which time he also served as President from 2005 to 2009. Prior to this, Mr. Balmuth was Executive Vice President, Merchandising from 1993 to 1996 and Senior Vice President and General Merchandise Manager from 1989 to 1993. Before joining Ross, he was Senior Vice President and General Merchandising Manager at Bon Marché in Seattle from 1988 to 1989 and Executive Vice President and General Merchandising Manager for Karen Austin Petites from 1986 to 1988.

Ms. Rentler has served as Chief Executive Officer and a member of the Board of Directors since 2014 and as Vice Chair of the Board since 2021. From 2009 to 2014, she was President and Chief Merchandising Officer, Ross Dress for Less and Executive Vice President, Merchandising, from 2006 to 2009. She also served at dd's DISCOUNTS as Executive Vice President and Chief Merchandising Officer from 2005 to 2006, and Senior Vice President and Chief Merchandising Officer from 2004 to 2005. Prior to that, she held various merchandising positions since joining the Company in 1986.

Mr. Hartshorn has served as Group President and Chief Operating Officer since 2019 and a member of the Board of Directors since 2021. Previously, he was Group Executive Vice President, Finance and Legal, Chief Financial Officer in 2019; Executive Vice President, Chief Financial Officer from 2018 to 2019; Group Senior Vice President, Chief Financial Officer from 2015 to 2018; Senior Vice President and Chief Financial Officer from 2014 to 2015; and Senior Vice President and Deputy Chief Financial Officer from 2012 to 2014. He was also Group Vice President, Finance and Treasurer from 2011 to 2012, and Vice President, Finance and Treasurer from 2006 to 2011. From 2002 to 2006, he held a number of management roles in the Ross IT and supply chain organizations. He initially joined the Company in 2000 as Director and Assistant Controller. For seven years prior to joining Ross, Mr. Hartshorn held various financial roles at The May Department Stores Company.

Mr. Kobayashi has served as President and Chief Capability Officer since 2022. Prior to this role, he served as President, Operations and Technology from 2019 to 2022; Group Executive Vice President, Supply Chain, Merchant Operations, and Technology from 2014 to 2019; and Executive Vice President, Supply Chain, Allocation, and Chief Information Officer from 2010 to 2014. Previously, he was Group Senior Vice President, Supply Chain and Chief Information Officer from 2008 to 2010, and Senior Vice President and Chief Information Officer from 2004 to 2008. Prior to joining Ross, Mr. Kobayashi was a Partner with Accenture, providing consulting services to clients in Accenture's Retail & Consumer Goods practice.

Ms. Fleming has served as President and Chief Merchandising Officer – dd's DISCOUNTS since April 2024. Previously, she served as Group Executive Vice President, Merchandising at dd's DISCOUNTS since 2023 and Executive Vice President, Merchandising at dd's DISCOUNTS since 2022. Prior to this, Ms. Fleming served as Group Senior Vice President of Merchandising from 2018 to 2022 and Senior Vice President of Merchandising from 2015 to 2018. Prior to that, she held various merchandising positions since joining the Company in 1999.

Mr. Brinkley has served as President, Operations since October 2023. Prior to joining Ross, he served as President of SportChek, a subsidiary of Canadian Tire Corporation, since 2020 and as Senior Vice President, Stores from 2019 to 2020. Previously, he held roles at Save A Lot Food Stores Ltd. as Executive Vice President and Chief Operating Officer from 2017 to 2019 and before that as Senior Vice President, Corporate Store Operations since 2017. He also held several store and field management positions during his 14-year tenure at Target Corporation.

Mr. Orvos has served as Executive Vice President and Chief Financial Officer since 2021. Mr. Orvos joined Ross in January 2021 as Group Senior Vice President, Supply Chain Administration. Prior to joining Ross, Mr. Orvos served as Senior Vice President, Retail Finance and Global Financial Planning and Analysis at Lowe's from 2019 to 2020; Chief Financial Officer and Chief Operating Officer at Neiman Marcus from 2018 to 2019; and Executive Vice President, Retail and then Chief Executive Officer at Total Wine & More from 2016 to 2017. Mr. Orvos held several senior management positions at Belk Department Stores from 2006 to 2016, where he eventually became its Chief Financial Officer. For almost 20 years prior to this, Mr. Orvos held various financial roles at The May Department Stores Company, including Chief Financial Officer of their Foley's division.

## ITEM 1A. RISK FACTORS

Our fiscal 2023 Annual Report on Form 10-K and information we provide in our Annual Report to Stockholders, press releases, and other investor communications, including those on our corporate website, may contain forward-looking statements with respect to anticipated future events, our projected future financial performance, operations, competitive position, and our planned growth, that are all subject to risks and uncertainties that could cause our actual results to differ materially from those forward-looking statements and from our prior expectations and projections. Refer to Management's Discussion and Analysis for a more complete identification and discussion of "Forward-Looking Statements."

Our financial condition, results of operations, cash flows, and the performance of our common stock may be adversely affected by a number of risk factors. Risks and uncertainties that apply to both Ross and dd's DISCOUNTS include, without limitation, the following:

## MACROECONOMIC AND RETAIL INDUSTRY BUSINESS RISKS

**We are subject to impacts from the macroeconomic environment, financial and credit markets, and geopolitical conditions that affect consumer confidence and consumer disposable income, and also increase our costs. Inflation, supply chain disruptions, and other accompanying economic impacts from geopolitical conflicts, public health crises (such as pandemics), or other external events may continue to have significant negative effects on our costs and on consumer confidence, shopping behavior, and spending, which may adversely affect our sales and profitability.**
Consumer spending levels and shopping behaviors for the merchandise we sell are affected by many external macroeconomic factors. Currently, elevated inflation is affecting consumer demand for our products and increasing our costs. Factors such as higher fuel and energy costs, rising food prices, high interest rates, increases in housing costs, the size and timing of government stimulus programs, wage rates, unemployment levels, income tax rates and the timing of tax refunds, availability of consumer credit, consumer debt levels, and the resulting effects on consumers' disposable income and consumer confidence in future economic conditions all have an impact on consumer spending habits for our merchandise.

Ongoing geopolitical conflicts may continue to cause various adverse macroeconomic effects, including supply chain disruptions, market volatility and uncertainty, inflation, increases in fuel and energy costs, rising food prices, and depressed financial markets.

Our business and operations were adversely affected by the COVID-19 pandemic in recent years, and could be affected by another public health event in the future. The extent and duration of impacts from future public health crisis on our business and our financial results will depend largely on future developments, including the severity, location, and duration of the issue, efforts to mitigate the resulting economic disruptions, and the related impact on consumer confidence, shopping behavior, and spending, all of which are highly uncertain and cannot be predicted. Such impacts have in the past, and may in the future, adversely affect our profitability, cash flows, financial results, and our capital resources.

Elevated inflation, geopolitical conflicts, bank failures, pandemics, and other potential, adverse developments, could reduce demand for our merchandise, increase our cost of goods, freight, and payroll, decrease our inventory turnover, cause greater markdowns, and negatively affect our sales and margins. All of our stores are located in the United States and its territories, so we are especially susceptible to changes in the U.S. economy.

**Competitive pressures in the apparel and home-related merchandise retailing industry are high.**
The retail industry is highly competitive and the marketplace is highly fragmented, as many different retailers compete for market share by utilizing a variety of store and online formats and merchandising strategies. We expect competition to increase in the future. There are limited economic barriers for others to enter the off-price retail sector. We compete for customers, associates, store locations, and merchandise with many other local, regional, and national retailers, traditional department stores, upscale mass merchandisers, other off-price retailers, specialty stores, internet and catalog businesses, and other forms of retail commerce. Our retail competitors constantly adjust their pricing, business strategies, and promotional activity (particularly during holiday periods) in response to changing market conditions or their own financial condition. The substantial sales growth in e-commerce has also encouraged the entry of many new competitors, new business models, and an increase in competition from established companies looking for ways to create successful online shopping alternatives. Intense pressures from our competitors, our inability to adapt effectively and quickly to a changing competitive landscape, or a failure to effectively execute our off-price model, could reduce demand for our merchandise, decrease our inventory turnover, cause us to take greater markdowns, and negatively affect our sales and margins.

**Unexpected changes in the level of consumer spending on or preferences for apparel and home-related merchandise could adversely affect us.**

Our success depends on our ability to effectively buy and sell merchandise that meets customer demand. We work on an ongoing basis to identify customer trends and preferences, and to obtain merchandise inventory to meet anticipated customer needs. It is very challenging to successfully do this well and consistently across our diverse merchandise categories and in the multiple markets in which we operate throughout the United States and its territories. Although our off-price business model provides us certain advantages and may allow us greater flexibility than traditional retailers have in adjusting our merchandise mix to ever-changing consumer tastes, our merchandising decisions may still fail to correctly anticipate and match consumer trends and preferences, particularly in our newer geographic markets. Failure to correctly anticipate and match the trends, preferences, and demands of our customers could adversely affect our business, financial condition, and operating results.

**Adverse and/or unseasonable weather may affect shopping patterns and consumer demand for seasonal apparel and other merchandise, and may result in temporary store closures and disruptions in deliveries of merchandise to our stores.**

Unseasonable weather and prolonged, extreme temperatures, as well as events such as storms, affect consumers' buying patterns and willingness to shop, and may adversely affect the demand for merchandise in our stores, particularly in apparel and seasonal merchandise. Among other things, weather conditions may also affect our ability to deliver our products to our stores or require us to close certain stores temporarily, thereby reducing store traffic. Even if stores are not closed, many customers may be unable to go, or may decide to avoid going to stores in bad weather. As a result, adverse or unseasonable weather in any of our markets could lead to lower-than-expected sales and cause us to increase our markdowns, which may negatively affect our sales and margins.

**We may experience volatility in sales and earnings.**

Our business has slower and busier periods based on holiday and back-to-school seasons, weather, and other factors. Although our off-price business is historically subject to less seasonality than traditional retailers, we may still experience unexpected decreases in sales from time to time, which could result in increased markdowns and reduced margins. Significant operating expenses, such as rent expense and associate wages, do not adjust proportionately with our sales. If sales in a certain period are lower than our plans, we may not be able to adjust these operating expenses concurrently, which could adversely affect our operating results.

## STRATEGIC RISKS

**We depend on the market availability, quantity, and quality of attractive brand name merchandise at desirable discounts, and on the ability of our buyers to purchase merchandise to enable us to offer customers a wide assortment of merchandise at competitive prices.**

Opportunistic buying, lean inventory levels, and frequent inventory turns are critical elements of our off-price business strategy. Maintaining an overall pricing differential to department and specialty stores is also key to our ability to attract customers and sustain our sales and gross margins. Our opportunistic buying places considerable discretion with our merchants, who are in the marketplace continually and who are generally purchasing merchandise for the current or upcoming season. Our ability to meet or exceed our operating performance targets depends upon the continuous, sufficient availability of high quality merchandise that we can acquire at prices sufficiently below those paid by conventional retailers and that represent a value to our customers. To the extent that certain of our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of high quality merchandise available to us could be materially reduced. To the extent that certain of our vendors decide not to sell to us or go out of business, the amount of high quality merchandise available to us could also be materially reduced. Because a significant portion of the apparel and other goods we sell is originally manufactured in other countries, constraints on the availability of shipping capacity, changes in transportation costs or in U.S. tariffs, trade relationships or tax policies, geopolitical conflicts, natural disasters, or public health issues such as pandemics, that reduce the supply or increase the relative cost of imported goods, could also result in disruptions to our existing supply relationships. Shortages, delays, or disruptions in the availability to us of high quality, value-priced merchandise would likely have a material adverse effect on our sales and margins.

**Our inability to continually attract, train, and retain associates with the retail talent necessary to execute our off-price retail strategies along with labor shortages, increased turnover, or increased labor costs could adversely affect our operating results.**

Like other retailers, we face challenges in recruiting and retaining sufficient talent in our buying organization, management, stores, distribution centers, and other key areas. Many of our retail store associates are in entry level or part-time positions with elevated rates of turnover. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs, potential labor organizing activities, as well as the impact of legislation or regulations governing minimum wage or healthcare benefits.

Any increase in labor costs may adversely impact our profitability or, if we fail to pay competitive wages, may result in increased turnover. Excessive turnover may result in higher costs associated with finding, hiring, and training new associates. If we cannot hire enough qualified associates, or if there is a disruption in the supply of personnel we hire from third-party providers, especially during our peak seasons, our operations could be negatively impacted.

Because of the distinctive nature of our off-price model, we must also attract, train, and retain our key associates across the Company, especially within our buying organization. The loss of one or more of our key personnel or the inability to effectively identify a suitable successor for a key role could have a material adverse effect on our business. There is no assurance that we will be able to attract or retain highly qualified associates in the future and any failure to do so could have a material adverse effect on our growth, operations, or financial position.

**We need to obtain acceptable new store sites with favorable consumer demographics to achieve our planned growth.**
Successful growth requires us to find appropriate real estate sites in our targeted market areas. We compete with other retailers and businesses for acceptable store locations. For the purpose of identifying locations, we rely on consumer demographics. While we believe consumer demographics are helpful indicators of acceptable store locations, we recognize that this information cannot predict future consumer preferences and buying trends with complete accuracy. Time frames for negotiations and store development vary from location to location and can be subject to unforeseen delays or unexpected cancellations. We may not be able to open new stores or, if opened, operate those new stores profitably. Construction and other delays in store openings could have a negative impact on our business and operating results. Additionally, we may not be able to renegotiate our current lease terms which could negatively impact our operating results. New stores may not achieve the same sales or profit levels as our existing stores and adding stores to existing markets may adversely affect the sales and profitability of other existing stores. If we cannot acquire sites on attractive terms, it could limit our ability to grow or adversely affect the economics of our new stores in various markets.

**To achieve growth, we need to expand in existing markets and enter new geographic markets.**
Our growth strategy is based on successfully expanding our off-price model in current markets and in new geographic regions. There are significant risks associated with our ability to continue to expand our current business and to enter new markets. Stores we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy, advertising, or operating costs than stores we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. Our limited operating experience and limited brand recognition in new markets may require us to build brand awareness in that market through greater investments in marketing, advertising, and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate, and retain qualified associates.

**We are subject to risks associated with selling and importing merchandise produced in other countries.**
Risks in importing and selling such merchandise include import duties and quotas, economic and supply chain uncertainties and adverse economic conditions (including shipping capacity limitations, cost increases, inflation, recession, and exchange rate fluctuations), foreign government regulations, employment and labor matters, concerns relating to human rights, working conditions, and other issues in factories or countries where merchandise is produced, transparency of sourcing and supply chains, exposure on product warranty and intellectual property issues, consumer perceptions of the safety of imported merchandise, geopolitical conflict (including wars and fears of war), political unrest, natural disasters, regulations to address climate change, and trade restrictions.

A predominant portion of the apparel and other goods we sell (even when we purchase it domestically, often as excess inventory sold to us by a domestic vendor) is originally manufactured in other countries. In addition, we directly source a portion of the products sold in our stores from foreign vendors predominantly in Asia (including China). We also buy products that originate from foreign sources indirectly through domestic vendors and manufacturers' representatives. Although our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, decreases in the value of the U.S. dollar relative to foreign currencies could increase the cost of products we purchase from overseas vendors. When we are the importer of record, we may be subject to regulatory or other requirements similar to those applicable to a manufacturer.

To the extent that our vendors are located overseas or rely on overseas sources for a large portion of their products, any event causing a disruption, delay, or increase in the cost of imports, including the imposition of import or other restrictions such as product detention, war, acts of terrorism, natural disasters, or public health issues such as pandemics could adversely affect our business. The flow of merchandise from our vendors could also be adversely affected by global shipping capacity limitations, labor stoppages, or by financial or political instability in any of the countries in which the goods we purchase are manufactured. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products we sell could also affect the importation of those products and could increase the cost and reduce the supply of products available to us. We cannot predict whether any of the countries from which our products are sourced, or in which our products are currently manufactured or may be manufactured in the future, will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type, or effect of any such restrictions.

**Our ability to effectively advertise and market our business could impact customer traffic and demand for our merchandise.**
Customer traffic and demand for our merchandise is influenced by our advertising and marketing activities, the name recognition and reputation of our brands, and the location of our stores. Although we use marketing and advertising mediums to attract customers to our stores, particularly through traditional and streaming television, digital channels, and new store grand openings, our competitors may spend more or use different approaches, which could provide them with a competitive advantage. Our advertising and other promotional programs may not be effective or may be perceived negatively, or could require increased expenditures, any of which could adversely affect sales or increase costs.

## OPERATIONAL RISKS

**In order to achieve our planned gross margins, we must effectively manage our inventories, markdowns, and inventory shortage. As a result of changes in shopping behaviors due to factors such as inflation, the COVID-19 pandemic and the possibility of future pandemics, and disruptions to supply chains and store operations, we are at risk for inventory imbalances and the potential for higher than normal levels of markdowns to sell through our inventory, increased cost of goods, and for lost sales due to insufficient inventory to meet customer demand, any of which would negatively affect our sales, gross margin, and operating results.**
We purchase the majority of our inventory based on our sales plans. If our actual demand is lower than our sales plans, we may experience excess inventory levels and need to take markdowns on excess or slow-moving inventory, resulting in decreased profit margins. Inflation may continue to cause our costs to purchase inventory to be higher than we planned, and we may not be able to sell the inventory to our customers at correspondingly increased prices, resulting in decreased profit margins. We also may have insufficient inventory to meet customer demand, leading to lost sales opportunities. As evidenced by the COVID-19 pandemic, future pandemics and accompanying economic impacts may change shopping behavior so that our predictions and sales plans become less accurate, and that may lead us to have higher than usual levels of slow-moving or non-salable inventory at our prior planned price levels. We would then need to reduce our selling prices aggressively and progressively in order to clear out that inventory, which would result in decreased profit margins or losses on sales of that inventory, and adversely affect our results of operations in future periods.

As a regular part of our business, we purchase "packaway" inventory with the intent that it will be stored in our warehouses until a later date. The timing of the release of packaway inventory to our stores is principally driven by the product mix and seasonality of the merchandise, and its relation to our store merchandise assortment plans, but it typically remains in storage less than six months. Packaway inventory is frequently a significant portion of our overall inventory. If we make packaway purchases that do not align with consumer preferences at the later time of release to our stores, we could have significant inventory markdowns. Changes in packaway inventory levels could impact our operating cash flow. Although we have various systems to help protect against loss or theft of our inventory, both when in storage and once distributed to our stores, we may have damaged, lost, or stolen inventory (called "shortage") in higher amounts than we forecast, which would result in write-offs, lost sales, and reduced margins.

**Information or data security breaches, including cyberattacks on our transaction processing and computer information systems (including malware intrusion, data exfiltration, identity theft, and other types of cybersecurity threats), could disrupt our operations, result in theft or unauthorized disclosure of our confidential and valuable business information or credit card and other customer information, and could adversely affect our business, disrupt our operations, damage our reputation, increase our costs, and create significant legal exposure.**
Like other large retailers, we rely on commercially available computer and telecommunications systems to process, transmit, and store payment card and other personal and confidential information, and to provide information or data security for those transactions. Many of the key information systems and processes we use to handle payment card transactions and check approvals, and the levels of security technology utilized in payment cards, are controlled by the banking and payment card industry, not by us. Cybercriminals may attempt to penetrate our point of sale and other transaction processing information systems to misappropriate customer or business information, including but not limited to credit/debit card, personnel, or trade information.

Cybercriminals (including state-sponsored actors) may attempt to penetrate our information systems, including supply chain and logistics systems, to deprive us from access to necessary business information and to disrupt our operations, as part of so-called "ransomware" extortion activity or otherwise. A disruption within our logistics or supply chain network could adversely affect our ability to timely and efficiently transport merchandise to our stores or our distribution centers, which could impair our ability to meet customer demand for products and result in lost sales or increased supply chain costs.

Despite security measures we have in place, and our efforts to prevent, monitor, and mitigate attacks and errors, our facilities and systems (or those of third-party service providers we utilize or connect to) may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, phishing, ransomware attacks, and similar fraudulent attacks, or other similar events. It is also possible that an associate within our Company, or at a third party we do business with, may purposefully or inadvertently cause a security breach involving such information. The increasing sophistication of cybercriminals, the increased potential for cyberattacks, the advances in computer capabilities and artificial intelligence, and remote access increases these risks. A breach of our information or data security, a system shut down or other response we may take, or our failure or delay in detecting and mitigating a system breach and a loss of personal or business information, could result in damage to our reputation, loss of customer confidence, violation (or alleged violation) of applicable laws (including laws relating to consumer data protection and privacy, and required notifications of data security breaches), and expose us to civil claims, litigation, and regulatory action, and to unanticipated costs and disruption of our operations.

**Disruptions in our supply chain or in our information systems could impact our ability to process sales and to deliver product to our stores in a timely and cost-effective manner.**
Various information systems are critical to our ability to operate and to manage key aspects of our business. We depend on the integrity, continuous availability, and consistent operations of these systems to process transactions in our stores, track inventory flow, manage merchandise allocation and distribution logistics, generate performance and financial reports, and support merchandising decisions.

We are currently making, and will continue to make, technology investments to improve or replace information processes and systems that are key to managing our business. We must monitor and choose sound investments and implement them at the right pace. The risk of system disruption is increased whenever significant system changes are undertaken. An excessive rate of technological change could detract from the effectiveness of adoption and could make it more difficult for us to realize benefits from new technology. Poorly targeting opportunities, failing to make good investments, or making an investment commitment significantly above or below our needs could damage our competitive position and adversely impact our business and results of operations. Additionally, the potential problems and interruptions associated with implementing technology system changes could disrupt or reduce the efficiency of our operations in the short term. These initiatives might not provide us with the anticipated benefits, or may provide them on a delayed schedule or at a higher cost.

Our information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, cyberattacks, computer viruses, internal or external security breaches, catastrophic events such as severe storms, fires, earthquakes, floods, acts of terrorism, and design or usage errors by our associates or by third parties. If our information systems or our back-up systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruption in our computer systems could have a material adverse effect on our business and results of operations.

A disruption within our logistics or supply chain network could adversely affect our ability to timely and efficiently transport merchandise to our stores or our distribution centers, which could impair our ability to meet customer demand for products and result in lost sales or increased supply chain costs. Such disruptions may result from public health issues such as pandemics, cyberattacks, damage or destruction to our distribution centers, weather-related events, natural disasters, trade restrictions, tariffs, third-party strikes or ineffective cross-dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions, or other factors beyond our control. Any such disruptions could negatively impact our financial performance or financial condition.

**Damage to our corporate reputation or brands could adversely affect our sales and operating results.**
Our reputation is partially based on perceptions of various subjective qualities and overall integrity. Any incident that erodes the trust or confidence of our customers or the general public could adversely affect our reputation and business, particularly if the incident results in significant adverse publicity or governmental inquiry. Such an incident could also include alleged acts or omissions by, or situations involving, our vendors (or their contractors or subcontractors), the landlords for our stores, or our associates outside of work, and may pertain to social or political issues or protests largely unrelated to our business. Similarly, our responses to events or crises and our position (or perceived lack of position) on environmental, social, and governance ("ESG") matters, such as sustainability, corporate social responsibility, diversity, equality, and inclusion ("DE&I"), responsible sourcing, and any perceived lack of transparency about those matters could harm our reputation.

The use of social media and other online platforms, including blogs, applications, websites, and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons, continues to increase. The availability of information (whether correct or erroneous) on social media and other online platforms is virtually immediate, as is its impact. Many social media and other online platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, which could negatively affect our sales, diminish customer trust, reduce employee morale and productivity, and lead to difficulties in recruiting and retaining qualified associates. The harm may be immediate, without affording us an opportunity for redress or correction.

**To support our continuing operations, our new store and distribution center growth plans and other capital investment plans, our quarterly dividends, our debt repayments, and our stock repurchase program, we must maintain sufficient liquidity.**
We depend upon our operations to generate strong cash flows to support our general operating activities, and to finance our operations, make capital expenditures and acquisitions, manage our debt levels, and return value to our stockholders through dividends and stock repurchases. Disruptions to our operations may occur, nationally, regionally, or in specific locations. If we are unable to generate sufficient cash flows from operations to support our activities, our growth plans and our financial performance would be adversely affected.

If our access to capital is restricted or our borrowing costs increase, our operations and financial condition could be adversely impacted. In addition, if we do not properly allocate our capital resources to maximize returns, our operations, cash flows, and returns to stockholders could be adversely affected.

**A pandemic, or natural or man-made disaster in a region where we have a concentration of stores, offices, or a distribution center could harm our business.**
We have a concentration of store locations in the states of California, Texas, and Florida; together those states include almost 50% of our stores. More than half of our distribution center and warehouse capacity, approximately 22% of our stores, and our corporate headquarters, are located in California. Natural or other disasters, such as wildfires, earthquakes, hurricanes, tornadoes, floods, or other extreme weather and climate conditions, or fires, explosions, and acts of war or terrorism, or public health issues (such as pandemics), in any of our markets could disrupt our operations or our supply chain, or could shut down, damage, or destroy our stores or distribution facilities.

**We are subject to impacts from instances of damage to our stores and losses of merchandise accompanying protests or demonstrations, which may result in temporary store closures.**
In recent years, there have been demonstrations and protests in cities throughout the United States. While they have generally been peaceful, in some locations they have been accompanied by violence, damage to retail stores, and the loss of merchandise. While generally subject to coverage by insurance, the repairs of damage to our stores and replacement of lost merchandise may increase our costs and temporarily disrupt store operations, and we may incur increased operating costs for additional security. Governmental authorities in affected cities and regions may take action in an effort to protect people and property while permitting lawful and non-violent protests, including curfews and restrictions on business operations, which may be disruptive to our operations. These activities, governmental responses, and resulting media coverage may also harm consumer confidence and perceptions of personal well-being and security, which may negatively affect shopping behavior and our sales.

## COMPLIANCE, REGULATORY, AND LEGAL RISKS

**Consumer problems or legal issues involving the quality, safety, or authenticity of products we sell could harm our reputation, result in lost sales, and/or increase our costs.**
Various governmental authorities regulate the quality and safety of merchandise we sell. These regulations and related laws frequently change, and the ultimate cost of compliance cannot be precisely estimated. Because of our opportunistic buying strategies, we sometimes obtain merchandise in new categories or from new vendors we have not previously dealt with. Although our vendor arrangements typically place contractual responsibility on the vendor for resulting liability and we generally rely on our vendors to provide authentic merchandise that matches the stated quality attributes and complies with applicable product safety and other laws, any non-compliance with consumer product safety laws may subject us to product recalls, make certain products unsalable, or require us to incur significant compliance costs.

We require our vendors (for both import and domestic purchasing) to contractually confirm that they adhere to various conduct, compliance, and other requirements, including those relating to environmental, employment and labor (including wages and working conditions), health, safety, and anti-bribery standards. From time to time, our vendors, their contractors, or their subcontractors may be alleged to not be in compliance with these standards or with applicable local laws. Although we have implemented policies and procedures to promote compliance with laws and regulations relating to doing business in foreign markets and importing merchandise, and to monitor the compliance of our suppliers, this does not guarantee that suppliers and other third parties with whom we do business will not violate (or not allegedly violate) such laws and regulations or our policies. Significant or continuing non-compliance (or alleged non-compliance) with such standards and laws by one or more vendors could have a negative impact on our reputation, could subject us to claims and liability, and could have an adverse effect on our results of operations.

Regardless of fault, any real or perceived issues with the quality and safety of merchandise we offer (particularly products such as food and children's items), issues with the authenticity of merchandise, or our inability or that of our vendors, to comply on a timely basis with laws and regulatory requirements, could adversely affect our reputation, result in lost sales, inventory write-offs, uninsured product liability or other legal claims, penalties or losses, merchandise recalls, and increased costs.

**An adverse outcome in various legal, regulatory, or tax matters could damage our reputation or brand and increase our costs.**
As an ordinary part of our business, we are involved in various legal proceedings, regulatory reviews, tax audits, and/or other legal matters. These may include lawsuits, inquiries, demands, or other claims or proceedings by governmental entities and private plaintiffs, including those relating to employment and employee benefits (including classification, employment rights, discrimination, harassment, wage and hour, and retaliation), workplace safety, securities, real estate, tort, commercial, consumer protection, privacy, product compliance and safety, advertising, environmental, comparative pricing, product labeling, intellectual property, tax, escheat, and whistle-blower claims. We continue to be involved in a number of employment-related lawsuits, including class/representative actions which are primarily in California.

We are subject to federal, state, and local rules and regulations in the United States, and to various international laws, which change from time to time. These legal requirements collectively affect multiple aspects of our business, including the cost of health care, workforce management and employee benefits, minimum wages, advertising, comparative pricing, import/export, sourcing and manufacturing, data protection (including customer and associate data privacy, choice, and notification rights), intellectual property, and others. If we fail to comply (or are alleged not to comply) with any of these requirements, we may be subject to fines, settlements, penalties, or other costs. In addition, an adverse outcome (or the adverse publicity from the claims) in any of these matters may damage our reputation or brand. We are also subject to the continuous examination of our tax returns and reports by federal, state, and local tax authorities and these examining authorities may challenge positions we take.

Significant judgment is required in evaluating and estimating our tax provisions and reserves for legal claims. Actual results may differ and our costs may exceed the reserves we establish in estimating the probable outcomes. In addition, applicable accounting principles and interpretations may change from time to time, and those changes could have material effects on our reported operating results and financial condition.

**Changes in U.S. tax or trade policy regarding apparel and home-related merchandise produced in other countries could adversely affect our business.**
A predominant portion of the apparel and other goods we sell is originally manufactured in other countries. The U.S. government has at times indicated a willingness to significantly change existing trade policies, including those with China. This exposes us to risks of disruption and cost increases in our established patterns for sourcing our merchandise and creates increased uncertainties in planning our sourcing strategies and forecasting our margins. Changes in U.S. tariffs, quotas, trade relationships, or tax provisions that reduce the supply or increase the relative cost of goods produced in other countries could increase our cost of goods and/or increase our effective tax rate. Although such changes would have implications across the entire industry, we may fail to effectively adapt and to manage the adjustments in strategy that would be necessary in response to those changes. In addition to the general uncertainty and overall risk from potential changes in U.S. laws and policies, as we make business decisions in the face of uncertainty as to potential changes, we may incorrectly anticipate the outcomes, miss out on business opportunities, or fail to effectively adapt our business strategies and manage the adjustments that are necessary in response to those changes. These risks could adversely affect our revenues and expenses, increase our effective tax rates, and reduce our profitability.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 1C. CYBERSECURITY RISK

### RISK MANAGEMENT AND STRATEGY

We have a cybersecurity program that is intended to assess, identify, and manage material risks from cybersecurity threats to our business. Our program includes policies and procedures for detection, assessment, response, mitigation, remediation, and reporting of cybersecurity incidents and threats. Overall, our cybersecurity program is a strategic component of our company-wide risk management framework and activities.

Our cybersecurity program is led by our Information Technology (IT) team. The IT team is principally responsible for developing, managing, and implementing our cybersecurity risk assessment processes, maintaining and implementing our incident response plans, selecting and implementing security controls, providing cybersecurity training, performing ongoing threat analysis, and responding to cybersecurity threats and incidents. The cybersecurity program also draws upon a combination of industry frameworks, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework, that are designed to help companies measure their security posture, reduce cybersecurity risks, and provide guidance for implementing effective security controls.

Our risk management approach and processes for cybersecurity extend to assessing and managing risks from cybersecurity threats associated with our use of third-party service providers, by employing vetting processes, including the conducting of security assessments and monitoring activities, to verify that third-party service providers adhere to our policies and contractual requirements.

In addition, we engage and work with a range of third-party advisors, including cybersecurity consultants, legal counsel, and auditors, to help us assess, test, and otherwise assist in the development and review of our cybersecurity processes. These relationships enable us to benefit from specialized knowledge and insights to help inform our cybersecurity strategies.

As of April 1, 2024, to our knowledge, our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats or previously identified cybersecurity incidents, but there is no assurance that we will not be materially affected in the future by such risks or future incidents. For more information on our cybersecurity related risks, see ITEM 1A. RISK FACTORS.

### GOVERNANCE

Our Board of Directors exercises general oversight of our risk management activities, including our cybersecurity program. With respect to risks related to cybersecurity, our Board of Directors has delegated the primary oversight responsibility to the Audit Committee. The Audit Committee, along with management, reports to the full Board of Directors on these matters throughout the year.

The Audit Committee receives quarterly cybersecurity reports and engages directly with our management team, including our Chief Capability Officer (CCO), Chief Information Officer (CIO) and Chief Information Security Officer (CISO), on cybersecurity risk management and related risk topics, including incident response and recovery protocols, associate trainings and awareness, recent Company and industry developments, and our related compliance programs and practices. Our cybersecurity program and practices are also evaluated through various internal and third-party audits and assessments, with the results reported to the Audit Committee.

Our CIO and CISO are principally responsible for assessing and managing our material risks from cybersecurity threats, reporting to our CCO. They lead efforts to prevent, identify, detect, mitigate, and remediate material cybersecurity risks and incidents through various means, including by receiving alerts and reports produced by security tools deployed in our IT systems. Together, our CIO and CISO have decades of experience in cybersecurity and in retail, including leadership experience in cybersecurity risk management, incident response and recovery, compliance, governance, IT systems and technology, and overall cyber defense methodologies.

## ITEM 2. PROPERTIES

At February 3, 2024, we operated a total of 2,109 stores, of which 1,764 were Ross stores in 43 states, the District of Columbia, and Guam, and 345 were dd's DISCOUNTS stores in 22 states. See additional discussion under "Stores" in ITEM 1. BUSINESS.

The following table summarizes the locations of our stores by state/territory as of February 3, 2024 and January 28, 2023.

| State/Territory | February 3, 2024 | January 28, 2023 |
|---|---|---|
| Alabama | 27 | 26 |
| Arizona | 89 | 84 |
| Arkansas | 10 | 10 |
| California | 463 | 452 |
| Colorado | 42 | 41 |
| Delaware | 4 | 4 |
| District of Columbia | 2 | 2 |
| Florida | 244 | 239 |
| Georgia | 70 | 66 |
| Guam | 3 | 3 |
| Hawaii | 21 | 21 |
| Idaho | 12 | 12 |
| Illinois | 102 | 101 |
| Indiana | 33 | 31 |
| Iowa | 9 | 7 |
| Kansas | 15 | 14 |
| Kentucky | 17 | 17 |
| Louisiana | 24 | 21 |
| Maryland | 32 | 28 |
| Michigan | 8 | — |
| Minnesota | 1 | — |
| Mississippi | 12 | 11 |
| Missouri | 31 | 31 |
| Montana | 6 | 6 |
| Nebraska | 8 | 7 |
| Nevada | 43 | 41 |
| New Jersey | 21 | 18 |
| New Mexico | 22 | 20 |
| New York | 4 | — |
| North Carolina | 53 | 52 |
| North Dakota | 3 | 3 |
| Ohio | 25 | 22 |
| Oklahoma | 30 | 29 |
| Oregon | 32 | 32 |
| Pennsylvania | 56 | 53 |
| South Carolina | 31 | 31 |
| South Dakota | 2 | 2 |
| Tennessee | 45 | 40 |
| Texas | 304 | 294 |
| Utah | 27 | 26 |
| Virginia | 43 | 42 |
| Washington | 48 | 45 |
| West Virginia | 4 | 4 |
| Wisconsin | 28 | 24 |
| Wyoming | 3 | 3 |
| Total | 2,109 | 2,015 |

Where possible, we obtain sites in buildings requiring minimal alterations, allowing us to establish stores in new locations in a relatively short period of time and at reasonable costs in a given market. Nearly all of our stores are leased. The majority of our new stores have unexpired original lease terms ranging from three to ten years with three to four renewal options of five years each.

The following table summarizes the location and approximate sizes of our distribution/warehouse facilities and office locations as of February 3, 2024. Square footage information for the distribution and warehouse facilities represents total ground floor area of the facility.

| Location | Number of Facilities | Total Approximate Square Footage | |
| --- | --- | --- | --- |
| | | Owned | Leased |
| **Distribution and Warehouse Facilities** | | | |
| Buckeye, Arizona[1] | 1 | 1,700,000 | — |
| Moreno Valley, California | 3 | 1,300,000 | 1,850,000 |
| Perris, California | 2 | 1,999,000 | — |
| Riverside, California | 1 | 449,000 | — |
| Shafter, California | 3 | 1,700,000 | 1,353,000 |
| Statesville, North Carolina | 1 | — | 640,000 |
| Carlisle, Pennsylvania | 4 | 465,000 | 604,000 |
| Fort Mill, South Carolina | 5 | 2,051,000 | 415,000 |
| Rock Hill, South Carolina | 2 | 1,200,000 | 431,000 |
| Brookshire, Texas | 1 | 1,890,000 | — |
| **Office Space** | | | |
| Dublin, California | 1 | 414,000 | — |
| Los Angeles, California | 1 | — | 120,000 |
| Boston, Massachusetts | 1 | — | 5,000 |
| New York City, New York[2] | 1 | 572,000 | — |

[1] We are currently in the process of completing the construction of this distribution center.
[2] Our New York buying office building is subject to a 99-year ground lease.

See additional discussion under "Distribution" in ITEM 1. BUSINESS.

## ITEM 3. LEGAL PROCEEDINGS

We have been named in class/representative action lawsuits, primarily in California, alleging violations by us of wage and hour laws. Class/representative action litigation remains pending as of February 3, 2024.

We are also party to various other legal and regulatory proceedings arising in the normal course of business. Actions filed against us may include commercial, product and product safety, consumer, intellectual property, environmental, and labor and employment-related claims, including lawsuits in which private plaintiffs or governmental agencies allege that we violated federal, state, and/or local laws. Actions against us are in various procedural stages. Many of these proceedings raise factual and legal issues and are subject to uncertainties.

Like many retailers and other businesses, we have filed a lawsuit as plaintiff against various insurance companies with respect to our claims for insurance coverage for business interruption, property damage, and other losses that we have experienced as a result of the COVID-19 pandemic. Our suit was filed in Alameda County, California in December 2020. The proceedings are ongoing and remain subject to significant uncertainties.

We believe that the resolution of our currently pending class/representative action litigation and other currently pending legal and regulatory proceedings will not have a material adverse effect on our financial condition, results of operations, or cash flows.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

**General information.** Our stock is traded on The Nasdaq Global Select Market® under the symbol ROST. There were 1,234 stockholders of record as of March 11, 2024, and the closing stock price on that date was $145.87 per share.

**Cash dividends.** On March 5, 2024, our Board of Directors declared a quarterly cash dividend of $0.3675 per common share, payable on March 29, 2024. Our Board of Directors declared cash dividends of $0.3350 per common share in February, May, August, and November 2023. Our Board of Directors declared a cash dividend of $0.3100 per common share in March, May, August, and November 2022.

**Issuer purchases of equity securities.** Information regarding shares of common stock we repurchased during the fourth quarter of fiscal 2023 is as follows:

| Period | Total number of shares (or units) purchased[1] | Average price paid per share (or unit) | Total number of shares (or units) purchased as part of publicly announced plans or programs | Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs ($000) |
|---|---|---|---|---|
| November (10/29/2023 - 11/25/2023) | 461,842 | $122.54 | 461,842 | $190,000 |
| December (11/26/2023 - 12/30/2023) | 723,609 | $134.08 | 723,609 | $92,980 |
| January (12/31/2023 - 02/03/2024) | 672,906 | $138.18 | 672,906 | $0 |
| Total | 1,858,357 | $132.70 | 1,858,357 | $0 |

[1] We did not acquire any shares of treasury stock during the quarter ended February 3, 2024. Treasury stock includes shares acquired from employees for tax withholding purposes related to vesting of restricted stock grants.

In March 2024, our Board of Directors approved a new two-year program to repurchase up to $2.1 billion of our common stock through fiscal 2025.

Refer to Note H: Stockholders' Equity in the Notes to Consolidated Financial Statements for equity compensation plan information. The information under Item 12 of this Annual Report on Form 10-K under the caption "Equity compensation plan information" is incorporated herein by reference.

## Stockholder Return Performance Graph

The following information in this Item 5 shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

The graph below compares total stockholder returns over the last five years for our common stock to the Standard & Poor's 500 Index ("S&P Index") and the Dow Jones Apparel Retailers Index.

We use the Dow Jones Apparel Retailers Index in our performance graph because we believe the retail companies comprising that index are aligned with the segment of the retail industry in which we operate, and it provides a relevant comparison against which to measure our stock performance.

The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends at each fiscal year-end and measures the performance of this investment as of the last trading day in the month of January for each of the following five years. These measurement dates are based on the historical month-end data available and vary slightly from our actual fiscal year end date for each period. Data with respect to returns for the S&P Index and the Dow Jones Apparel Retailers Index is not readily available for periods shorter than one month. The graph is a historical representation of past performance only and is not necessarily indicative of future performance.



**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**
Among Ross Stores, Inc., the S&P 500 Index, and Dow Jones Apparel Retailers

| | | Indexed Returns for Fiscal Years Ended | | | | |
|---|---|---|---|---|---|---|
| Company/Index | Base Period 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
| Ross Stores, Inc. | 100 | 124 | 123 | 107 | 135 | 164 |
| S&P 500 Index | 100 | 122 | 143 | 176 | 161 | 195 |
| Dow Jones Apparel Retailers | 100 | 111 | 119 | 132 | 144 | 161 |

31

## ITEM 6. RESERVED

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

Ross Stores, Inc. operates two brands of off-price retail apparel and home fashion stores—Ross Dress for Less® ("Ross") and dd's DISCOUNTS®. Ross is the largest off-price apparel and home fashion chain in the United States, with 1,764 locations in 43 states, the District of Columbia, and Guam, as of February 3, 2024. Ross offers first-quality, in-season, name brand and designer apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 60% off department and specialty store regular prices every day. We also operate 345 dd's DISCOUNTS stores in 22 states as of February 3, 2024 that feature a more moderately-priced assortment of first-quality, in-season, name brand apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 70% off moderate department and discount store regular prices every day.

Our primary objective is to pursue and refine our existing off-price strategies to maintain and improve both profitability and financial returns over the long term. Although inflation has moderated during the past year, the cost of essentials remains elevated and continues to pressure our low-to-moderate income customers' discretionary spending. We are closely monitoring market share trends for the off-price industry and we believe our share gains will continue to grow through continued focus on bringing value and convenience to our customers, despite the ongoing uncertainty in the current macroeconomic and geopolitical environments.

We believe our merchandising and operational strategies enable us to deliver the most competitive bargains available to meet our customers' ongoing demand for quality branded goods for the family and home at compelling discounts every day. Our merchandising strategies include offering a wide assortment of quality branded bargains for our customers. We believe staying diligently focused on executing our merchandising strategies is an important driver of our ability to gain market share in fiscal 2024 and the long term.

The fiscal year ended February 3, 2024 is referred to as fiscal 2023 and was a 53-week year. The fiscal years ended January 28, 2023 and January 29, 2022 are referred to as fiscal 2022 and fiscal 2021, respectively, and were 52-week years.

The discussion that follows relates to fiscal 2023 and fiscal 2022. Discussion of fiscal 2021 items and year-to-year comparisons between fiscal 2022 and fiscal 2021 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal 2022.

### Results of Operations

The following table summarizes our financial results for fiscal 2023, 2022, and 2021:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Sales** |  |  |  |
| Sales (millions) | $ 20,377 | $ 18,696 | $ 18,916 |
| Sales growth (decline) | 9.0% | (1.2)% | 50.9% |
| Comparable store sales growth (decline) | 5% [1] | (4)% [1] | 13% [2] |
|  |  |  |  |
| **Costs and expenses (as a percent of sales)** |  |  |  |
| Cost of goods sold | 72.7% | 74.6% | 72.5% |
| Selling, general and administrative | 16.0% | 14.8% | 15.2% |
| Interest (income) expense, net | (0.8)% | 0.0% | 0.4% |
|  |  |  |  |
| **Earnings before taxes (as a percent of sales)** | 12.1% | 10.6% | 11.9% |
|  |  |  |  |
| **Net earnings (as a percent of sales)** | 9.2% | 8.1% | 9.1% |

[1] Comparable stores are stores open for more than 14 complete months.
[2] Amount shown is for fiscal 2021 compared to the fiscal year ended February 1, 2020 ("fiscal 2019"). Comparable store sales for this purpose represents sales from stores that were open at the end of fiscal 2019, less stores closed in fiscal 2020 and fiscal 2021.

**Stores.** Our long-term strategy is to open additional stores based on market penetration, local demographic characteristics, competition, expected store profitability, and the ability to leverage overhead expenses. We continually evaluate opportunistic real estate acquisitions and opportunities for potential new store locations. We also evaluate our current store locations and determine store closures based on similar criteria.

Total stores open at the end of fiscal 2023, 2022, and 2021 were 2,109, 2,015, and 1,923, respectively. The number of stores at the end of fiscal 2023, 2022, and 2021 increased by 5%, 5%, and 3% from the respective prior years. In fiscal 2023, we opened 97 new stores. Looking forward to 2024, we expect to open approximately 90 new stores. We continue to believe that consumers' increased focus on value and convenience and the significant number of brick-and-mortar retail closures and bankruptcies over the last several years provide opportunities for us to gain market share.

The following table summarizes the stores opened and closed during fiscal 2023, 2022, and 2021:

| Store Count | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Ross Dress for Less** | | | |
| Beginning of the period | 1,693 | 1,628 | 1,585 |
| Opened in the period | 72 [1] | 71 | 44 |
| Closed in the period | (1) | (6) [2] | (1) |
| Total Ross Dress for Less stores end of period | 1,764 | 1,693 | 1,628 |
| **dd's DISCOUNTS** | | | |
| Beginning of the period | 322 | 295 | 274 |
| Opened in the period | 25 | 28 | 21 |
| Closed in the period | (2) | (1) | — |
| Total dd's DISCOUNTS stores end of period | 345 | 322 | 295 |
| Total stores end of period | 2,109 | 2,015 | 1,923 |

[1] Includes the reopening of a store previously temporarily closed due to a weather event.
[2] Includes the temporary closure of a store impacted by a weather event.

The total selling square footage as of February 3, 2024, January 28, 2023, and January 29, 2022 was 42.8 million, 41.4 million, and 39.9 million, respectively.

**Sales.** Sales for fiscal 2023 increased $1.7 billion, or 9.0%, compared to the prior year. This was primarily due to the 5% increase in comparable store sales, the opening of 94 net new stores during fiscal 2023, and the impact of the 53rd week.

Our sales mix is shown below for fiscal 2023, 2022, and 2021:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Home Accents and Bed and Bath | 26% | 26% | 26% |
| Ladies | 23% | 24% | 25% |
| Men's | 15% | 15% | 14% |
| Accessories, Lingerie, Fine Jewelry, and Cosmetics | 15% | 14% | 14% |
| Shoes | 13% | 12% | 12% |
| Children's | 8% | 9% | 9% |
| Total | 100% | 100% | 100% |

**Cost of goods sold.** Cost of goods sold in fiscal 2023 increased $0.9 billion compared to the prior year mainly due to the 5% comparable store sales increase, higher sales from the opening of 94 net new stores during fiscal 2023, higher incentive compensation expense, and the impact of the 53rd week, partially offset by lower ocean and domestic freight costs.

Cost of goods sold as a percentage of sales for fiscal 2023 decreased approximately 195 basis points from fiscal 2022 primarily due to a 160 basis point increase in merchandise margin mainly due to lower ocean freight costs, a 60 basis point decrease in domestic freight costs, 25 basis points of leverage in occupancy costs, and a 20 basis point decrease in distribution costs primarily due to the timing of packaway inventory carrying costs. Partially offsetting these items was a 70 basis point increase in buying costs primarily due to higher incentive compensation expense.

We expect lower merchandise margin as a percentage of sales in fiscal 2024 as we plan to offer more brands that are sharply priced throughout our stores. We expect this impact will be partially offset by lower incentive compensation expense, which is expected to return to target levels.

**Selling, general and administrative expenses.** For fiscal 2023, selling, general and administrative expenses ("SG&A") increased $508.4 million compared to the prior year. The increase was primarily due to higher incentive compensation expense, higher store wages, the opening of 94 net new stores during fiscal 2023, and the impact of the 53rd week.

SG&A as a percentage of sales for fiscal 2023 increased by approximately 125 basis points compared to fiscal 2022 primarily due to higher incentive compensation expense and higher store wages.

We expect lower incentive compensation expense in fiscal 2024, which is expected to return to target levels.

**Interest (income) expense, net.** In fiscal 2023, interest (income) expense, net improved by $167.0 million compared to fiscal 2022 primarily due to increased interest income from higher interest rates.

The table below shows the components of interest (income) expense, net for fiscal 2023, 2022, and 2021:

| ($000) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest expense on long-term debt | $ 84,596 | $ 84,558 | $ 88,286 |
| Other interest expense | 1,599 | 1,668 | 1,351 |
| Capitalized interest | (12,106) | (5,678) | (14,476) |
| Interest income | (238,207) | (77,706) | (833) |
| Interest (income) expense, net | $ (164,118) | $ 2,842 | $ 74,328 |

**Taxes on earnings.** Our effective tax rate for fiscal 2023, 2022, and 2021 was approximately 24%. Our effective tax rate represents the applicable combined federal and state statutory rates reduced by the federal benefit of state taxes deductible on federal returns. Our effective tax rate is impacted by changes in tax law and accounting guidance, location of new stores, level of earnings, tax effects associated with stock-based compensation, and the resolution of tax positions with various tax authorities.

In fiscal 2022, the Inflation Reduction Act ("IRA") was signed into law. The IRA made several changes to business tax provisions including a one percent excise tax on stock repurchases made after December 31, 2022. The one percent excise tax does not impact our effective tax rate.

**Net earnings.** Net earnings as a percentage of sales for fiscal 2023 was higher than in fiscal 2022 primarily due to lower cost of goods sold and higher interest income, partially offset by higher SG&A expenses.

**Earnings per share.** Diluted earnings per share in fiscal 2023 was $5.56 compared to $4.38 in the prior year. Fiscal 2023 includes a per share benefit of approximately $0.20 from the 53rd week. The $1.18 increase in diluted earnings per share in fiscal 2023 was primarily attributable to a 24% increase in net earnings (which included a 4% impact from the 53rd week) and a 3% reduction in weighted-average diluted shares outstanding, primarily due to stock repurchases under our stock repurchase program.

## Financial Condition

### Liquidity and Capital Resources

The primary sources of funds for our business activities are cash flows from operations and short-term trade credit. Our primary ongoing cash requirements are for merchandise inventory purchases, payroll, operating and variable lease costs, taxes, capital expenditures related to our new and existing stores, and investments in distribution centers, information systems, and buying and corporate offices. We also use cash to repurchase stock under our stock repurchase programs, pay dividends, and repay debt as it becomes due.

| ($ millions) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cash provided by operating activities | $ 2,514.5 | $ 1,689.4 | $ 1,738.8 |
| Cash used in investing activities | (762.8) | (654.1) | (557.8) |
| Cash used in financing activities | (1,428.5) | (1,405.4) | (1,152.4) |
| Net increase (decrease) in cash, cash equivalents, and restricted cash and cash equivalents | $ 323.2 | $ (370.1) | $ 28.6 |

### Operating Activities

Net cash provided by operating activities was $2.5 billion in fiscal 2023. This was primarily driven by net earnings excluding non-cash expenses for depreciation, amortization, and stock-based compensation. Net cash provided by operating activities was $1.7 billion in fiscal 2022. This was primarily driven by net earnings excluding non-cash expenses for depreciation, amortization, and stock-based compensation, and an increase in deferred income taxes, partially offset by merchandise inventory payments and payment of fiscal 2021 incentive bonuses. Net cash provided by operating activities was $1.7 billion in fiscal 2021. This was primarily driven by net earnings excluding non-cash expenses for depreciation, amortization, and stock-based compensation, partially offset by higher merchandise inventory receipts net of accounts payable.

The increase in cash flow from operating activities in fiscal 2023 compared to fiscal 2022 was primarily driven by higher current year incentive compensation accruals combined with lower incentive compensation payments and higher net earnings, partially offset by lower accounts payable leverage (defined as accounts payable divided by merchandise inventory).

Accounts payable leverage was 89% and 99% as of February 3, 2024 and January 28, 2023, respectively. The decrease in accounts payable leverage in fiscal 2023 compared to fiscal 2022 was primarily driven by timing of inventory receipts and related payments versus last year.

As a regular part of our business, packaway inventory levels will vary over time based on availability of compelling merchandise purchase opportunities in the marketplace and our decisions on the timing for release of that inventory. Packaway merchandise is purchased with the intent that it will be stored in our warehouses until a later date. The timing of the release of packaway inventory to our stores is principally driven by the product mix and seasonality of the merchandise, and its relation to our store merchandise assortment plans. As such, the aging of packaway varies by merchandise category and seasonality of purchase, but typically packaway remains in storage less than six months. We expect to continue to take advantage of packaway inventory opportunities to maximize our ability to deliver bargains to our customers.

Changes in packaway inventory levels impact our operating cash flow. Packaway inventory was 40% of total inventory at the end of fiscal 2023 and 2022.

### Investing Activities

Net cash used in investing activities was $762.8 million, $654.1 million, and $557.8 million in fiscal 2023, 2022, and 2021, respectively, and was related to our capital expenditures. Our capital expenditures include costs to build, expand, and improve distribution centers, open new stores and improve existing stores, and for various other expenditures related to our information technology systems and buying and corporate offices.

The increase in cash used for investing activities in fiscal 2023 compared to fiscal 2022 was primarily due to higher capital expenditures related to the construction and build-out of new stores, the construction of distribution centers, including capital expenditures related to our new Buckeye, Arizona distribution center, and various information technology projects.

Our capital expenditures over the last three years are set forth in the table below:

| ($ millions) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| New stores | $ | 209.2 | $ | 170.9 | $ | 124.9 |
| Existing stores | | 167.6 | | 147.6 | | 103.3 |
| Information systems, corporate, and other | | 80.0 | | 65.4 | | 50.3 |
| Distribution and transportation | | 306.0 | | 270.2 | | 279.3 |
| Total capital expenditures | $ | 762.8 | $ | 654.1 | $ | 557.8 |

Capital expenditures for fiscal 2024 are projected to be approximately $840 million. Our planned capital expenditures for fiscal 2024 are for investments in our supply chain to support long-term growth, including construction of our next distribution centers, investments in our information technology systems, costs for fixtures and leasehold improvements to open new Ross and dd's DISCOUNTS stores, and for various other expenditures related to our stores, distribution centers, and buying and corporate offices. We expect to fund capital expenditures with available cash. The increase in our planned capital expenditures for fiscal 2024 compared to fiscal 2023 is primarily driven by investments in our next distribution centers, information technology systems, existing store improvements, and various expenditures related to distribution centers, and buying and corporate offices.

**Financing Activities**

Net cash used in financing activities was $1.4 billion, $1.4 billion, and $1.2 billion in fiscal 2023, 2022, and 2021, respectively, primarily resulting from stock repurchases under our stock repurchase programs and dividend payments.

**Revolving credit facilities.** We have a $1.3 billion senior unsecured revolving credit facility ("Credit Facility"). As of February 3, 2024, we had no borrowings or standby letters of credit outstanding under the Credit Facility, the $1.3 billion Credit Facility remained in place and available, and we were in compliance with the financial covenant. Refer to Note D: Debt in the Notes to Consolidated Financial Statements for additional information.

**Senior notes.** As of February 3, 2024, we had approximately $2.5 billion of outstanding unsecured Senior Notes. Refer to Note D: Debt in the Notes to Consolidated Financial Statements for additional information.

**Other financing activities.** In May 2021, our Board of Directors authorized a program to repurchase up to $1.5 billion of the Company's common stock through fiscal 2022.

In March 2022, our Board of Directors approved a two-year program to repurchase up to $1.9 billion of the Company's common stock through fiscal 2023. This program replaced the previously approved $1.5 billion stock repurchase program, effective at the end of fiscal 2021 (at which time we had repurchased $650 million under the previous $1.5 billion program).

In March 2024, our Board of Directors approved a new two-year program to repurchase up to $2.1 billion of the Company's common stock through fiscal 2025.

The following table summarizes our stock repurchase activity in fiscal 2023, 2022, and 2021:

| Fiscal Year | Shares repurchased (in millions) | | Average repurchase price | | Amount repurchased (in millions) |
|---|---|---|---|---|---|
| 2023 | 8.2 | $ | 115.24 | $ | 950 [1] |
| 2022 | 10.3 | $ | 92.15 | $ | 950 |
| 2021 | 5.7 | $ | 114.29 | $ | 650 |

[1] Amount excludes excise tax due under the Inflation Reduction Act of 2022.

During fiscal 2023, 2022, and 2021, we also acquired 0.5 million shares of treasury stock in each year from our employee equity incentive plans for aggregate purchase prices of approximately $48.6 million, $48.9 million, and $57.3 million, respectively.

On March 5, 2024, our Board of Directors declared a quarterly cash dividend of $0.3675 per common share, payable on March 29, 2024.

Our Board of Directors declared a cash dividend of $0.3350 per common share in February, May, August, and November 2023. Our Board of Directors declared a cash dividend of $0.3100 per common share in March, May, August, and November 2022 and a cash dividend of $0.2850 per common share in March, May, August, and November 2021.

During fiscal 2023, 2022, and 2021, we paid dividends of $454.8 million, $431.3 million, and $405.1 million, respectively.

Short-term trade credit represents a significant source of financing for our merchandise inventory. Trade credit arises from customary payment terms and trade practices with our vendors. We regularly review the adequacy of credit available to us from all sources and expect to be able to maintain adequate trade credit, bank credit facility, and other credit sources to meet our capital and liquidity requirements.

During fiscal 2023, fiscal 2022, and fiscal 2021, our liquidity and capital requirements were provided by available cash and cash flows from operations.

We ended fiscal 2023 with $4.9 billion of unrestricted cash balances, which were held primarily in overnight money market funds invested in U.S. treasury and government instruments across a highly diversified set of banks and other financial institutions. We also have $1.3 billion available under our senior unsecured revolving credit facility. We estimate that existing cash and cash equivalent balances, cash flows from operations, bank credit facility, and trade credit are adequate to meet our operating cash needs and to fund our planned capital investments, debt repayments, common stock repurchases, and quarterly dividend payments for at least the next 12 months.

## Contractual Obligations

The table below presents our significant contractual obligations as of February 3, 2024:

| ($000) | Less than 1 year | Greater than 1 year | Total[1] |
|---|---|---|---|
| **Recorded contractual obligations:** | | | |
| Senior notes | $ 250,000 | $ 2,224,991 | $ 2,474,991 |
| Operating leases | 723,031 | 2,656,418 | 3,379,449 |
| New York buying office ground lease[2] | 7,552 | 1,101,192 | 1,108,744 |
| **Unrecorded contractual obligations:** | | | |
| Real estate obligations[3] | 14,339 | 218,625 | 232,964 |
| Interest payment obligations | 80,316 | 354,818 | 435,134 |
| Purchase obligations[4] | 4,236,623 | 104,916 | 4,341,539 |
| Total contractual obligations | $ 5,311,861 | $ 6,660,960 | $ 11,972,821 |

[1] We have a $56.0 million liability for unrecognized tax benefits that is included in Other long-term liabilities on our Consolidated Balance Sheets. This liability is excluded from the schedule above as the timing of payments cannot be reasonably estimated.
[2] Our New York buying office building is subject to a 99-year ground lease.
[3] Minimum lease payments for operating leases signed that have not yet commenced.
[4] Purchase obligations primarily consist of merchandise inventory purchase orders, commitments related to construction projects, transportation, information technology services, store fixtures and supplies, and maintenance contracts.

**Supply chain finance program.** We facilitate a voluntary supply chain finance program (the "program") to provide certain suppliers with the opportunity to sell their receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. A third party administers the program; our responsibility is limited to making payment on the terms originally negotiated with the supplier, regardless of whether the supplier sells its receivable to a financial institution. We do not enter into financial agreements with the participating financial institutions in connection with the program. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the program.

All outstanding payments owed under the program are recorded within Accounts payable in the Consolidated Balance Sheets. The amounts owed to participating financial institutions under the program and included in Accounts payable were $146.9 million and $119.2 million at February 3, 2024 and January 28, 2023, respectively. We account for all payments made under the program as a reduction to operating cash flows in Accounts payable within the Consolidated Statements of Cash Flows.

**Standby letters of credit and collateral trust.** We use standby letters of credit outside of our revolving credit facility in addition to a funded trust to collateralize some of our insurance obligations. As of February 3, 2024 and January 28, 2023, we had $2.2 million and $2.6 million, respectively, in standby letters of credit outstanding and $60.8 million and $57.8 million, respectively, in a collateral trust. The standby letters of credit are collateralized by restricted cash and the collateral trust consists of restricted cash and cash equivalents.

Other than the unrecorded contractual obligations noted above, we did not have any material off-balance sheet arrangements as of February 3, 2024.

## Other

### Critical Accounting Estimates

The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and on various other factors that management believes to be reasonable. We believe the following critical accounting estimates describe the more significant judgments and estimates used in the preparation of our consolidated financial statements and are not intended to be a comprehensive list of all of our accounting estimates.

**Merchandise inventory.** Our merchandise inventory is stated at the lower of cost (determined using a weighted-average basis) or net realizable value. Merchandise inventory includes acquisition, transportation, processing, and storage costs related to packaway inventory. Included in the carrying value of our merchandise inventory is a provision for shortage. The shortage reserve is based on historical shortage rates as determined through our annual physical merchandise inventory counts and cycle counts. Historically, our actual physical inventory count results have shown our provision for shortage to be reliable. A five percent change in shortage rates as of February 3, 2024 would not have materially impacted our cost of goods sold in fiscal 2023.

**Insurance obligations.** We use a combination of insurance and self-insurance for a number of risk management activities, including workers' compensation, general liability, and employee-related health care benefits. Our self-insurance and deductible liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Should a greater amount of claims occur compared to what is estimated or the costs of medical care increase beyond what was anticipated, our recorded reserves may not be sufficient and additional charges could be required. A five percent increase or decrease in our insurance reserves would not have materially impacted our net earnings in fiscal 2023.

### Recent Accounting Pronouncements

Refer to Note A: Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for a discussion of recent accounting pronouncements and their impact to our Consolidated Financial Statements.

### Forward-Looking Statements

Our Annual Report on Form 10-K for fiscal 2023, and information we provide in our Annual Report to Stockholders, press releases, and other investor communications including those on our corporate website, may contain a number of forward-looking statements regarding, without limitation, projected sales, costs, earnings, planned new store growth, capital expenditures, sustainability and carbon reduction targets, and other matters. These forward-looking statements reflect our then-current beliefs, plans, and estimates with respect to future events and our projected financial performance, operations, and competitive position. The words "plan," "expect," "target," "anticipate," "estimate," "believe," "forecast," "projected," "guidance," "outlook," "looking ahead," and similar expressions identify forward-looking statements.

Future impact from inflation, high interest rates and interest rate increases, ongoing military conflicts and economic sanctions, public health crises, climate change, and other economic, regulatory, and industry trends that could potentially impact our revenue, profitability, operating conditions, and growth are difficult to predict. Our forward-looking statements are subject to risks and uncertainties which could cause our actual results to differ materially from those forward-looking statements and our previous expectations, plans, and projections. Refer to ITEM 1A. RISK FACTORS in this Annual Report on Form 10-K for a more complete discussion of risk factors for Ross and dd's DISCOUNTS. The factors underlying our forecasts and plans are dynamic and subject to change. As a result, any forecasts or forward-looking statements speak only as of the date they are given, and do not necessarily reflect our outlook at any other point in time. We disclaim any obligation to update or revise these forward-looking statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which primarily include changes in interest rates. We do not engage in financial transactions for trading or speculative purposes.

We occasionally use forward contracts to hedge against fluctuations in foreign currency prices. We had no outstanding forward contracts as of February 3, 2024.

Interest that is payable on our revolving credit facility is based on variable interest rates and is, therefore, affected by changes in market interest rates. As of February 3, 2024, we had no borrowings outstanding under our revolving credit facility.

As of February 3, 2024, we had outstanding seven series of unsecured Senior Notes. Interest that is payable on all series of our Senior Notes is based on fixed interest rates, and is therefore unaffected by changes in market interest rates.

We receive interest on our short- and long-term investments. Changes in interest rates may impact interest income recognized in the future, or the fair value of our investment portfolio.

A hypothetical 100 basis point increase or decrease in prevailing market interest rates would not have a material negative impact on our consolidated financial position, results of operations, cash flows, or the fair values of our short- and long-term investments as of and for the year ended February 3, 2024. We do not consider the potential losses in future earnings and cash flows from reasonably possible, near-term changes in interest rates to be material.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Consolidated Statements of Earnings

| ($000, except per share data) | Fiscal Year Ended | | |
|---|---|---|---|
| | February 3, 2024 | January 28, 2023 | January 29, 2022 |
| **Sales** | $ 20,376,941 | $ 18,695,829 | $ 18,916,244 |
| | | | |
| **Costs and Expenses** | | | |
| Cost of goods sold | 14,801,601 | 13,946,230 | 13,708,907 |
| Selling, general and administrative | 3,267,677 | 2,759,268 | 2,874,469 |
| Interest (income) expense, net | (164,118) | 2,842 | 74,328 |
| Total costs and expenses | 17,905,160 | 16,708,340 | 16,657,704 |
| | | | |
| Earnings before taxes | 2,471,781 | 1,987,489 | 2,258,540 |
| Provision for taxes on earnings | 597,261 | 475,448 | 535,951 |
| Net earnings | $ 1,874,520 | $ 1,512,041 | $ 1,722,589 |
| | | | |
| **Earnings per share** | | | |
| Basic | $ 5.59 | $ 4.40 | $ 4.90 |
| Diluted | $ 5.56 | $ 4.38 | $ 4.87 |
| | | | |
| **Weighted-average shares outstanding (000)** | | | |
| Basic | 335,187 | 343,452 | 351,496 |
| Diluted | 337,433 | 345,222 | 353,734 |

The accompanying notes are an integral part of these consolidated financial statements.

### Consolidated Statements of Comprehensive Income

| ($000) | Fiscal Year Ended | | |
|---|---|---|---|
| | February 3, 2024 | January 28, 2023 | January 29, 2022 |
| Net earnings | $ 1,874,520 | $ 1,512,041 | $ 1,722,589 |
| | | | |
| Other comprehensive income | — | — | — |
| Comprehensive income | $ 1,874,520 | $ 1,512,041 | $ 1,722,589 |

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Balance Sheets

| ($000, except share data) | | February 3, 2024 | | January 28, 2023 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 4,872,446 | $ | 4,551,876 |
| Accounts receivable | | 130,766 | | 145,694 |
| Merchandise inventory | | 2,192,220 | | 2,023,495 |
| Prepaid expenses and other | | 202,706 | | 183,654 |
| Total current assets | | 7,398,138 | | 6,904,719 |
| | | | | |
| **Property and Equipment** | | | | |
| Land and buildings | | 1,486,557 | | 1,495,006 |
| Fixtures and equipment | | 4,220,221 | | 3,961,733 |
| Leasehold improvements | | 1,577,102 | | 1,433,647 |
| Construction-in-progress | | 628,730 | | 319,319 |
| | | 7,912,610 | | 7,209,705 |
| Less accumulated depreciation and amortization | | 4,380,709 | | 4,028,178 |
| Property and equipment, net | | 3,531,901 | | 3,181,527 |
| | | | | |
| Operating lease assets | | 3,126,841 | | 3,098,134 |
| Other long-term assets | | 243,229 | | 232,083 |
| Total assets | $ | 14,300,109 | $ | 13,416,463 |
| | | | | |
| **Liabilities and Stockholders' Equity** | | | | |
| **Current Liabilities** | | | | |
| Accounts payable | $ | 1,955,850 | $ | 2,009,924 |
| Accrued expenses and other | | 671,867 | | 638,561 |
| Current operating lease liabilities | | 683,625 | | 655,976 |
| Accrued payroll and benefits | | 548,371 | | 279,710 |
| Income taxes payable | | 76,370 | | 52,075 |
| Current portion of long-term debt | | 249,713 | | — |
| Total current liabilities | | 4,185,796 | | 3,636,246 |
| | | | | |
| Long-term debt | | 2,211,017 | | 2,456,510 |
| Non-current operating lease liabilities | | 2,603,349 | | 2,593,961 |
| Other long-term liabilities | | 232,383 | | 224,104 |
| Deferred income taxes | | 196,238 | | 217,059 |
| | | | | |
| Commitments and contingencies | | | | |
| | | | | |
| **Stockholders' Equity** | | | | |
| Common stock, par value $0.01 per share | | 3,352 | | 3,428 |
| Authorized 1,000,000,000 shares | | | | |
| Issued and outstanding 335,172,000 and | | | | |
| 342,753,000 shares, respectively | | | | |
| Additional paid-in capital | | 1,952,625 | | 1,820,249 |
| Treasury stock | | (633,318) | | (584,750) |
| Retained earnings | | 3,548,667 | | 3,049,656 |
| Total stockholders' equity | | 4,871,326 | | 4,288,583 |
| Total liabilities and stockholders' equity | $ | 14,300,109 | $ | 13,416,463 |

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Stockholders' Equity

| (000) | Common stock Shares | Amount | Additional paid-in capital | Treasury stock | Retained earnings | Total |
|---|---|---|---|---|---|---|
| **Balance at January 30, 2021** | 356,503 | $ 3,565 | $ 1,579,824 | $ (478,550) | $ 2,185,801 | $ 3,290,640 |
| Net earnings | — | — | — | — | 1,722,589 | 1,722,589 |
| Common stock issued under stock plans, net of shares used for tax withholding | 905 | 9 | 25,060 | (57,345) | — | (32,276) |
| Stock-based compensation | — | — | 134,217 | — | — | 134,217 |
| Common stock repurchased | (5,688) | (57) | (21,571) | — | (628,369) | (649,997) |
| Dividends declared ($1.140 per share) | — | — | — | — | (405,123) | (405,123) |
| **Balance at January 29, 2022** | 351,720 | $ 3,517 | $ 1,717,530 | $ (535,895) | $ 2,874,898 | $ 4,060,050 |
| Net earnings | — | — | — | — | 1,512,041 | 1,512,041 |
| Common stock issued under stock plans, net of shares used for tax withholding | 1,343 | 14 | 24,688 | (48,855) | — | (24,153) |
| Stock-based compensation | — | — | 121,936 | — | — | 121,936 |
| Common stock repurchased | (10,310) | (103) | (43,905) | — | (905,988) | (949,996) |
| Dividends declared ($1.240 per share) | — | — | — | — | (431,295) | (431,295) |
| **Balance at January 28, 2023** | 342,753 | $ 3,428 | $ 1,820,249 | $ (584,750) | $ 3,049,656 | $ 4,288,583 |
| Net earnings | — | — | — | — | 1,874,520 | 1,874,520 |
| Common stock issued under stock plans, net of shares used for tax withholding | 662 | 7 | 24,893 | (48,568) | — | (23,668) |
| Stock-based compensation | — | — | 145,490 | — | — | 145,490 |
| Common stock repurchased, inclusive of excise tax | (8,243) | (83) | (38,007) | — | (920,695) | (958,785) |
| Dividends declared ($1.340 per share) | — | — | — | — | (454,814) | (454,814) |
| **Balance at February 3, 2024** | **335,172** | **$ 3,352** | **$ 1,952,625** | **$ (633,318)** | **$ 3,548,667** | **$ 4,871,326** |

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Cash Flows

| ($000) | Fiscal Year Ended | | |
|---|---|---|---|
| | February 3, 2024 | January 28, 2023 | January 29, 2022 |
| **Cash Flows From Operating Activities** | | | |
| Net earnings | $ 1,874,520 | $ 1,512,041 | $ 1,722,589 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
|     Depreciation and amortization | 419,432 | 394,655 | 360,664 |
|     Stock-based compensation | 145,490 | 121,936 | 134,217 |
|     Deferred income taxes | (20,821) | 79,417 | 15,775 |
|     Change in assets and liabilities: | | | |
|         Merchandise inventory | (168,725) | 238,778 | (753,291) |
|         Other current assets | (2,261) | (39,487) | 1,420 |
|         Accounts payable | (65,327) | (365,262) | 135,311 |
|         Other current liabilities | 296,980 | (304,454) | 198,595 |
|         Income taxes | 22,931 | 33,876 | (44,579) |
|         Operating lease assets and liabilities, net | 8,330 | 9,261 | 7,647 |
|         Other long-term, net | 3,941 | 8,612 | (39,499) |
|     Net cash provided by operating activities | 2,514,490 | 1,689,373 | 1,738,849 |
| | | | |
| **Cash Flows From Investing Activities** | | | |
| Additions to property and equipment | (762,812) | (654,070) | (557,840) |
|     Net cash used in investing activities | (762,812) | (654,070) | (557,840) |
| | | | |
| **Cash Flows From Financing Activities** | | | |
| Issuance of common stock related to stock plans | 24,900 | 24,702 | 25,069 |
| Treasury stock purchased | (48,568) | (48,855) | (57,345) |
| Repurchase of common stock | (949,996) | (949,996) | (649,997) |
| Dividends paid | (454,814) | (431,295) | (405,123) |
| Payments of long-term debt | — | — | (65,000) |
|     Net cash used in financing activities | (1,428,478) | (1,405,444) | (1,152,396) |
| | | | |
| Net increase (decrease) in cash, cash equivalents, and restricted cash and cash equivalents | 323,200 | (370,141) | 28,613 |
| | | | |
| Cash and cash equivalents, and restricted cash and cash equivalents: | | | |
|     Beginning of year | 4,612,241 | 4,982,382 | 4,953,769 |
|     End of year | $ 4,935,441 | $ 4,612,241 | $ 4,982,382 |
| | | | |
| **Supplemental Cash Flow Disclosures** | | | |
| Interest paid | $ 80,316 | $ 80,316 | $ 84,331 |
| Income taxes paid | $ 595,152 | $ 362,156 | $ 564,755 |

The accompanying notes are an integral part of these consolidated financial statements.

## Notes to Consolidated Financial Statements

## Note A: Summary of Significant Accounting Policies

**Business.** Ross Stores, Inc. and its subsidiaries (the "Company") is an off-price retailer of first-quality, in-season, name brand and designer apparel, accessories, footwear, and home fashions for the entire family. At the end of fiscal 2023, the Company operated 1,764 Ross Dress for Less® ("Ross") locations in 43 states, the District of Columbia, and Guam, and 345 dd's DISCOUNTS® stores in 22 states. The Ross and dd's DISCOUNTS stores are supported by the Company's headquarters, buying offices, and its network of distribution centers and warehouses.

**Basis of presentation and fiscal year.** The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany transactions and accounts have been eliminated. The Company follows the National Retail Federation fiscal calendar and utilizes a 52-53 week fiscal year whereby the fiscal year ends on the Saturday nearest to January 31. The fiscal year ended February 3, 2024, is referred to as fiscal 2023 which was a 53-week year. The fiscal years ended January 28, 2023 and January 29, 2022, are referred to as fiscal 2022 and fiscal 2021, respectively, each of which were 52-week years.

**Use of accounting estimates.** The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from the Company's estimates. The Company's significant accounting estimates include valuation reserves for inventory, packaway and other inventory carrying costs, useful lives of fixed assets, insurance reserves, reserves for uncertain tax positions, and legal claims.

**Segment reporting.** The Company has one reportable segment. The Company identifies its operating segments according to how the business activities are managed and evaluated. As of February 3, 2024, the Company identified two operating segments; Ross and dd's DISCOUNTS. Each operating segment's operations include only activities related to off-price retailing in stores throughout the United States. The Company determined that the two operating segments share similar economic and other qualitative characteristics and are therefore aggregated into one reportable segment.

**Cash and cash equivalents.** Cash equivalents consist of highly liquid, fixed income instruments purchased with an original maturity of three months or less. The institutions where these instruments are held could potentially subject the Company to concentrations of credit risk. The Company manages its risk associated with these instruments by primarily holding its cash and cash equivalents across a highly diversified set of banks and other financial institutions.

**Restricted cash and cash equivalents.** Restricted cash and cash equivalents serve as collateral for certain insurance obligations. These restricted funds are invested in bank deposits, money market mutual funds, and U.S. Government and agency securities, and cannot be withdrawn from the Company's account without the prior written consent of the secured parties. The classification between current and long-term is based on the timing of expected payments of the obligations.

The Company uses standby letters of credit in addition to a funded trust to collateralize these insurance obligations. The standby letters of credit are collateralized by restricted cash. As of February 3, 2024, January 28, 2023, and January 29, 2022 we had $2.2 million, $2.6 million, and $3.3 million, respectively, in standby letters of credit outstanding and $60.8 million, $57.8 million, and $56.7 million, respectively, in a collateral trust.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents in the Consolidated Balance Sheets that reconcile to the amounts shown on the Consolidated Statements of Cash Flows:

| ($000) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cash and cash equivalents | $ 4,872,446 | $ 4,551,876 | $ 4,922,365 |
| **Restricted cash and cash equivalents included in:** | | | |
| Prepaid expenses and other | 14,489 | 12,677 | 11,403 |
| Other long-term assets | 48,506 | 47,688 | 48,614 |
| Total restricted cash and cash equivalents | 62,995 | 60,365 | 60,017 |
| Total cash and cash equivalents, and restricted cash and cash equivalents | $ 4,935,441 | $ 4,612,241 | $ 4,982,382 |

**Estimated fair value of financial instruments.** The carrying value of cash and cash equivalents, short- and long-term investments, restricted cash and cash equivalents, accounts receivable, other long-term assets, accounts payable, and other long-term liabilities approximates their estimated fair value. Refer to Note B: Fair Value Measurements and Note D: Debt for additional information.

Cash and cash equivalents were $4.9 billion and $4.6 billion at February 3, 2024 and January 28, 2023, respectively, and include bank deposits and money market funds for which the fair value was determined using quoted prices for identical assets in active markets, which are considered to be Level 1 inputs under the fair value measurements and disclosures guidance.

**Merchandise inventory.** Merchandise inventory is stated at the lower of cost (determined using a weighted-average basis) or net realizable value. The Company purchases inventory that can either be shipped to stores or processed as packaway merchandise with the intent that it will be warehoused and released to stores at a later date. The timing of the release of packaway inventory to the stores is principally driven by the product mix, seasonality of the merchandise, and its relation to the Company's store merchandise assortment plans. As such, the aging of packaway varies by merchandise category and seasonality of purchase, but typically packaway remains in storage less than six months. Merchandise inventory includes acquisition, transportation, processing, and storage costs related to packaway inventory. The cost of the Company's merchandise inventory is reduced by valuation reserves for shortage based on historical shortage experience from the Company's physical merchandise inventory counts and cycle counts.

**Cost of goods sold.** In addition to product costs, the Company includes in cost of goods sold its buying, distribution, and freight expenses, as well as occupancy costs and depreciation and amortization related to the Company's retail stores, buying, and distribution facilities. Buying expenses include costs to procure merchandise inventories. Distribution expenses include the cost of operating the Company's distribution centers, warehouses, and cross-dock facilities.

**Property and equipment.** Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of the asset, typically ranging from three years to 12 years for equipment, 20 years to 40 years for land improvements and buildings, and three years to seven years for computer software costs incurred in developing or obtaining software for internal use. The cost of leasehold improvements is amortized over the useful life of the asset or the applicable lease term, whichever is less. Depreciation and amortization expense on property and equipment was $419.4 million, $394.7 million, and $360.7 million for fiscal 2023, 2022, and 2021, respectively. The Company capitalizes interest during the construction period of facilities and during the development and implementation phase of software projects. Interest capitalized was $12.1 million, $5.7 million, and $14.5 million in fiscal 2023, 2022, and 2021, respectively. As of February 3, 2024, January 28, 2023, and January 29, 2022, the Company had $78.2 million, $71.0 million, and $47.3 million, respectively, of property and equipment purchased but not yet paid. These purchases are included in Property and Equipment and in Accounts payable and Accrued expenses and other in the accompanying Consolidated Balance Sheets.

**Other long-term assets.** Other long-term assets as of February 3, 2024 and January 28, 2023 consisted of the following:

| ($000) | 2023 | 2022 |
|---|---:|---:|
| Deferred compensation (Note G) | $ 165,582 | $ 155,496 |
| Restricted cash and cash equivalents | 48,506 | 47,688 |
| Other | 29,141 | 28,899 |
| Total | $ 243,229 | $ 232,083 |

**Impairment of long-lived assets.** Property and other long-term assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated undiscounted future cash flows. For stores that are closed, the Company records an impairment charge, if appropriate, or accelerates depreciation over the revised useful life of the asset. Intangible assets that are not subject to amortization, including goodwill, are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. No material impairment charges were recorded during fiscal 2023, 2022, and 2021.

**Accounts payable.** Accounts payable represents amounts owed to third parties at the end of the period. Accounts payable includes book cash overdrafts (checks issued under zero balance accounts not yet presented for payment) in excess of cash balances in such accounts of approximately $61.4 million and $110.6 million at February 3, 2024 and January 28, 2023, respectively. The Company includes the change in book cash overdrafts in operating cash flows.

**Supply chain finance program.** The Company facilitates a voluntary supply chain finance program (the "program") to provide certain suppliers with the opportunity to sell their receivables due from the Company to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. A third-party bank administers the program. The Company's responsibility is limited to making payment on the terms originally negotiated with each supplier, regardless of whether a supplier sells its receivable to a financial institution. The Company is not a party to the agreements between the participating financial institutions and the suppliers in connection with the program and receives no financial incentives from the suppliers or the financial institutions. No guarantees are provided by the Company under the program and the Company's rights and obligations to its suppliers are not affected by the program. The range of payment terms negotiated with a supplier is consistent, irrespective of whether a supplier participates in the program.

All outstanding payments owed under the program are recorded within Accounts payable in the Consolidated Balance Sheets. The Company accounts for all payments made under the program as a reduction to operating cash flows in Accounts payable within the Consolidated Statements of Cash Flows. The amounts owed to participating financial institutions under the program and included in Accounts payable were $146.9 million and $119.2 million as of February 3, 2024 and January 28, 2023, respectively.

**Insurance obligations.** The Company uses a combination of insurance and self-insurance for a number of risk management activities, including workers' compensation, general liability, and employee-related health care benefits. The self-insurance and deductible liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Self-insurance and deductible reserves as of February 3, 2024 and January 28, 2023 consisted of the following:

| ($000) | 2023 | 2022 |
|---|---|---|
| Workers' compensation | $ 80,791 | $ 80,275 |
| General liability | 47,663 | 48,754 |
| Medical plans | 8,145 | 9,650 |
| Total | $ 136,599 | $ 138,679 |

Workers' compensation and self-insured medical plan liabilities are included in Accrued payroll and benefits and accruals for general liability are included in Accrued expenses and other in the accompanying Consolidated Balance Sheets.

**Other long-term liabilities.** Other long-term liabilities as of February 3, 2024 and January 28, 2023 consisted of the following:

| ($000) | 2023 | 2022 |
|---|---|---|
| Income taxes (Note F) | $ 56,045 | $ 57,409 |
| Deferred compensation (Note G) | 165,582 | 155,496 |
| Other | 10,756 | 11,199 |
| Total | $ 232,383 | $ 224,104 |

**Lease accounting.** As the Company's leases generally do not provide an implicit discount rate, the Company uses the estimated collateralized incremental borrowing rate based on information available at the lease commencement date in determining the present value of lease payments for use in the calculation of the operating lease liabilities and right-of-use assets. This rate is determined using a portfolio approach based on the risk-adjusted rate of interest and requires estimates and assumptions including credit rating, credit spread, and adjustments for the impact of collateral. The Company believes that this is the rate it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar lease term. Operating lease liabilities and corresponding right-of-use assets include options to extend lease terms that are reasonably certain of being exercised. The Company does not record a lease liability and corresponding right-of-use asset for leases with terms of 12 months or less and accounts for lease and non-lease components as a single lease component. The Company's lease portfolio is comprised of operating leases with the lease cost recorded on a straight-line basis over the lease term. Refer to Note E: Leases for additional information.

**Revenue recognition.** The Company recognizes revenue at the point of sale, net of sales taxes collected and an allowance for estimated future returns. The Company recognizes allowances for estimated sales returns on a gross basis as a reduction to sales. The asset recorded for the expected recovery of merchandise inventory was $12.1 million, $11.8 million, and $10.5 million and the liability recorded for the refund due to the customer was $23.7 million, $23.1 million, and $20.3 million as of February 3, 2024, January 28, 2023, and January 29, 2022, respectively. Sales taxes collected that are outstanding and the allowance for estimated future returns are included in Accrued expenses and other and the asset for expected recovery of merchandise is included in Prepaid expenses and other in the Consolidated Balance Sheets.

Sales of stored value cards are deferred until they are redeemed for the purchase of Company merchandise. The Company's stored value cards do not have expiration dates. Based upon historical redemption rates, a small percentage of stored value cards will never be redeemed, which represents breakage. Breakage is estimated and recognized as revenue based upon the historical pattern of customer redemptions. Breakage was not material to the consolidated financial statements in fiscal 2023, 2022, and 2021.

The following sales mix table disaggregates revenue by merchandise category for fiscal 2023, 2022, and 2021:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Home Accents and Bed and Bath | 26% | 26% | 26% |
| Ladies | 23% | 24% | 25% |
| Men's | 15% | 15% | 14% |
| Accessories, Lingerie, Fine Jewelry, and Cosmetics | 15% | 14% | 14% |
| Shoes | 13% | 12% | 12% |
| Children's | 8% | 9% | 9% |
| Total | 100% | 100% | 100% |

**Store pre-opening.** Store pre-opening costs are expensed in the period incurred.

**Advertising.** Advertising costs are expensed in the period incurred and are included in Selling, general and administrative expenses. Advertising costs for fiscal 2023, 2022, and 2021 were $67.7 million, $66.5 million, and $65.1 million, respectively.

**Stock-based compensation.** The Company recognizes compensation expense based upon the grant date fair value of all stock-based awards, typically over the vesting period. Refer to Note C: Stock-Based Compensation, for more information on the Company's stock-based compensation plans.

**Taxes on earnings.** The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or tax rates. ASC 740 clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's consolidated financial statements. ASC 740 prescribes a recognition threshold of more-likely-than-not and a measurement standard for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the consolidated financial statements. Refer to Note F: Taxes on Earnings for additional information.

**Treasury stock.** The Company records treasury stock at cost. Treasury stock includes shares purchased from employees for tax withholding purposes related to vesting of equity plan awards.

**Earnings per share ("EPS").** The Company computes and reports both basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the sum of the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period. Diluted EPS reflects the total potential dilution that could occur from outstanding equity plan awards and unvested shares of both performance and non-performance based awards of restricted stock and restricted stock units.

In fiscal 2023, 2022, and 2021 there were 200, 11,100, and 3,500 weighted-average shares, respectively, that were excluded from the calculation of diluted EPS because their effect would have been anti-dilutive for those years.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted EPS computations:

| Shares in (000s) | Basic EPS | | Effect of dilutive common stock equivalents | | Diluted EPS |
|---|---|---|---|---|---|
| **2023** | | | | | |
| **Shares** | **335,187** | | **2,246** | | **337,433** |
| **Amount** | **$** | **5.59** | **$** | **(0.03)** | **$ 5.56** |
| 2022 | | | | | |
| Shares | 343,452 | | 1,770 | | 345,222 |
| Amount | $ | 4.40 | $ | (0.02) | $ 4.38 |
| 2021 | | | | | |
| Shares | 351,496 | | 2,238 | | 353,734 |
| Amount | $ | 4.90 | $ | (0.03) | $ 4.87 |

**Recently adopted accounting standards.** In September 2022, the FASB issued Accounting Standards Update ("ASU") 2022-04, *Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*, to enhance transparency about an entity's use of supplier finance programs. The ASU requires enhanced and additional disclosures about the key terms of supplier finance programs including a description of where in the financial statements any related amounts are presented. The Company adopted ASU 2022-04 in the first quarter of fiscal 2023 on a retrospective basis, excluding the rollforward requirements which will be adopted in fiscal 2024 on a prospective basis. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

**Recently issued accounting standards.** In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. It requires the Company to disclose disaggregated jurisdictional and categorical information for the tax rate reconciliation and the amount of income taxes paid as well as additional income tax related amounts. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with retrospective application permitted. The Company is currently evaluating the impact of this guidance on its disclosures in the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The ASU is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard is effective for annual reporting periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The Company is currently evaluating the impact of this guidance on its disclosures in the consolidated financial statements.

## Note B: Fair Value Measurements

Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The inputs used to measure fair value include: Level 1, observable inputs such as quoted prices in active markets; Level 2, inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, unobservable inputs in which little or no market data exists. This fair value hierarchy requires the Company to develop its own assumptions and maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Corporate, U.S. government and agency, and mortgage-backed securities are classified within Level 1 or Level 2 because these securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The fair value of the Company's financial instruments as of February 3, 2024 and January 28, 2023 are as follows:

| ($000) | 2023 | 2022 |
|---|---|---|
| Cash and cash equivalents (Level 1) | $ **4,872,446** | $ 4,551,876 |
| Restricted cash and cash equivalents (Level 1) | $ **62,995** | $ 60,365 |

The underlying assets in the Company's nonqualified deferred compensation program as of February 3, 2024 and January 28, 2023 (included in Other long-term assets and Other long-term liabilities) primarily consist of participant-directed money market, stock, and bond funds. The fair value measurement for funds with quoted market prices in active markets (Level 1) are as follows:

| ($000) | 2023 | 2022 |
|---|---|---|
| Nonqualified deferred compensation program (Level 1) | $ 165,582 | $ 155,496 |

## Note C: Stock-Based Compensation

For fiscal 2023, 2022, and 2021, the Company recognized stock-based compensation expense as follows:

| ($000) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Restricted stock | $ 92,511 | $ 85,092 | $ 72,210 |
| Performance awards | 48,584 | 32,484 | 57,582 |
| Employee stock purchase plan ("ESPP") | 4,395 | 4,360 | 4,425 |
| Total | $ 145,490 | $ 121,936 | $ 134,217 |

Capitalized stock-based compensation cost was not material in any year presented.

At February 3, 2024, the Company had one active stock-based compensation plan (further described in Note H: Stockholders' Equity). The Company recognizes expense for ESPP purchase rights equal to the value of the 15% discount given on the purchase date.

Total stock-based compensation recognized in the Company's Consolidated Statements of Earnings for fiscal 2023, 2022, and 2021 is as follows:

| Statements of Earnings Classification ($000) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cost of goods sold | $ 76,301 | $ 67,141 | $ 66,500 |
| Selling, general and administrative | 69,189 | 54,795 | 67,717 |
| Total | $ 145,490 | $ 121,936 | $ 134,217 |

The tax benefits related to stock-based compensation expense for fiscal 2023, 2022, and 2021 were $29.6 million, $24.8 million, and $25.6 million, respectively.

## Note D: Debt

**Long-term debt.** Unsecured senior debt (the "Senior Notes"), net of unamortized discounts and debt issuance costs, as of February 3, 2024 and January 28, 2023 consisted of the following:

| ($000) | | 2023 | | 2022 |
|---|---|---|---|---|
| 3.375% Senior Notes due 2024 | $ | 249,713 | $ | 249,257 |
| 4.600% Senior Notes due 2025 | | 698,441 | | 697,161 |
| 0.875% Senior Notes due 2026 | | 497,268 | | 496,038 |
| 4.700% Senior Notes due 2027 | | 240,335 | | 239,899 |
| 4.800% Senior Notes due 2030 | | 132,776 | | 132,602 |
| 1.875% Senior Notes due 2031 | | 495,820 | | 495,254 |
| 5.450% Senior Notes due 2050 | | 146,377 | | 146,299 |
| Total long-term debt[1] | $ | 2,460,730 | $ | 2,456,510 |
| | | | | |
| Less: current portion | $ | 249,713 | $ | — |
| Total due beyond one year | $ | 2,211,017 | $ | 2,456,510 |

[1] Net of unamortized discount and debt issuance costs of $14.3 million and $18.5 million as of February 3, 2024 and January 28, 2023, respectively.

Interest on all Senior Notes is payable semi-annually and the Senior Notes are subject to prepayment penalties for early payment of principal.

As of February 3, 2024 and January 28, 2023, the aggregate fair value of the seven outstanding series of Senior Notes was approximately $2.3 billion. The fair value is estimated by obtaining comparable market quotes which are considered to be Level 1 inputs under the fair value measurements and disclosures guidance.

The following table shows scheduled annual principal payments on long-term debt:

| ($000) | | |
|---|---|---|
| 2024 | $ | 250,000 |
| 2025 | $ | 700,000 |
| 2026 | $ | 500,000 |
| 2027 | $ | 241,786 |
| Thereafter | $ | 783,205 |

**Revolving credit facilities.** The Company's $1.3 billion senior unsecured revolving credit facility ("Credit Facility") expires in February 2027 and may be extended at the Company's request for up to two additional one-year periods subject to customary conditions. The Credit Facility contains a $300 million sublimit for issuance of standby letters of credit. It also contains an option allowing the Company to increase the size of its Credit Facility by up to an additional $700 million, with the agreement of the committing lenders. Interest on borrowings under this Credit Facility is a term rate based on the Secured Overnight Financing Rate ("Term SOFR") (or an alternate benchmark rate, if Term SOFR is no longer available) plus an applicable margin and is payable quarterly and upon maturity.

The Credit Facility is subject to a quarterly Consolidated Adjusted Debt to Consolidated EBITDAR financial leverage ratio covenant. As of February 3, 2024, the Company was in compliance with the financial covenant, had no borrowings or standby letters of credit outstanding under the Credit Facility, and the $1.3 billion Credit Facility remained in place and available.

The table below shows the components of interest expense and income for fiscal 2023, 2022, and 2021:

| ($000) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Interest expense on long-term debt | $ | 84,596 | $ | 84,558 | $ | 88,286 |
| Other interest expense | | 1,599 | | 1,668 | | 1,351 |
| Capitalized interest | | (12,106) | | (5,678) | | (14,476) |
| Interest income | | (238,207) | | (77,706) | | (833) |
| Interest (income) expense, net | $ | (164,118) | $ | 2,842 | $ | 74,328 |

## Note E: Leases

The Company currently leases its store locations with original, non-cancelable terms that in general range from three years to ten years. Store leases typically contain provisions for three to four renewal options of five years each. The exercise of lease renewal options is at the sole discretion of the Company. Most store leases also provide for minimum annual rentals and for payment of variable lease costs. In addition, some store leases also have provisions for additional rent based on a percentage of sales ("percentage rent") and others include rental payments adjusted periodically for inflation. The Company's lease agreements do not contain any material residual guarantees or material restrictive covenants. The Company does not have any financing leases.

The Company leases certain distribution/warehouse facilities with expiration dates ranging from 2025 to 2031 and the majority contain renewal provisions. The Company also leases office space for its Los Angeles and Boston buying offices. The lease terms for these facilities expire in 2027 and 2026, respectively. The Los Angeles and Boston buying office facilities contain renewal provisions. In addition, the Company has a ground lease related to its New York buying office.

The following table presents net operating lease cost included in the Consolidated Statement of Earnings for fiscal 2023, 2022, and 2021:

| ($000) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Operating lease cost[1] | $ | 760,268 | $ | 721,340 | $ | 687,187 |
| Variable lease costs[2] | | 219,526 | | 206,262 | | 194,112 |
| Net lease cost[3] | $ | 979,794 | $ | 927,602 | $ | 881,299 |

[1] Net of sublease income which was immaterial.
[2] Includes property and rent taxes, insurance, common area maintenance, percentage rent, and negotiated rent abatements.
[3] Excludes short-term lease costs which were immaterial.

The maturity of operating lease liabilities, including the ground lease related to the New York buying office as of February 3, 2024, are as follows:

| ($000) | | Operating Leases[1] |
|---|---|---|
| 2024 | $ | 730,583 |
| 2025 | | 722,550 |
| 2026 | | 608,814 |
| 2027 | | 497,641 |
| 2028 | | 371,173 |
| Thereafter | | 1,557,432 |
| Total lease payments | $ | 4,488,193 |
| Less: interest | | 1,201,219 |
| Present value of lease liabilities | $ | 3,286,974 |
| Less: current operating lease liabilities | | 683,625 |
| Non-current operating lease liabilities | $ | 2,603,349 |

[1] Operating leases exclude $233.0 million of minimum lease payments for leases signed that have not yet commenced.

The weighted-average remaining lease term and the weighted-average discount rate for operating leases as of February 3, 2024 and January 28, 2023 are as follows:

| | 2023 | 2022 |
|---|---|---|
| **Weighted-average remaining lease term (years):** | | |
| Including the long-term ground lease related to the New York buying office | 9.8 | 10.0 |
| Excluding the long-term ground lease related to the New York buying office | 5.4 | 5.5 |
| | | |
| **Weighted-average discount rate:** | | |
| Including the long-term ground lease related to the New York buying office | 3.9% | 3.5% |
| Excluding the long-term ground lease related to the New York buying office | 3.6% | 3.1% |

The following table presents cash paid for amounts included in the measurement of operating lease liabilities and operating lease assets obtained in exchange for operating lease liabilities (includes new leases and remeasurements or modifications of existing leases) for fiscal 2023, 2022, and 2021:

| ($000) | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|
| Cash paid for amounts included in the measurement of operating lease liabilities | $ 746,254 | $ | 701,478 | $ | 745,110 |
| Operating lease assets obtained in exchange for operating lease liabilities | $ 682,580 | $ | 705,220 | $ | 545,401 |

## Note F: Taxes on Earnings

The provision for income taxes consisted of the following:

| ($000) | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Federal | $ 532,913 | $ | 338,479 | $ | 442,152 |
| State | 85,169 | | 57,552 | | 78,024 |
| | 618,082 | | 396,031 | | 520,176 |
| **Deferred** | | | | | |
| Federal | (16,265) | | 74,062 | | 21,103 |
| State | (4,556) | | 5,355 | | (5,328) |
| | (20,821) | | 79,417 | | 15,775 |
| Total | $ 597,261 | $ | 475,448 | $ | 535,951 |

The provision for taxes for financial reporting purposes is different from the tax provision computed by applying the statutory federal income tax rate. The differences are reconciled below:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Federal income taxes at the statutory rate | 21.0% | 21.0% | 21.0% |
| State income taxes (net of federal benefit) and other, net[1] | 3.2% | 2.9% | 2.7% |
| Total | 24.2% | 23.9% | 23.7% |

[1] Certain items in the prior years have been reclassified to conform to the current year's presentation.

The components of deferred taxes at February 3, 2024 and January 28, 2023 are as follows:

| ($000) | 2023 | 2022 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Accrued liabilities | $ 35,010 | $ 31,303 |
| Deferred compensation | 39,366 | 40,201 |
| Stock-based compensation | 52,431 | 46,139 |
| State taxes and credits | 18,494 | 15,755 |
| Employee benefits | 33,764 | 24,715 |
| Operating lease liabilities | 826,566 | 820,219 |
| Other | 9,053 | 7,976 |
| Deferred Tax Assets | 1,014,684 | 986,308 |
| | | |
| **Deferred Tax Liabilities** | | |
| Depreciation and amortization | (369,529) | (372,497) |
| Merchandise inventory | (25,410) | (24,493) |
| Supplies | (14,137) | (13,239) |
| Operating lease assets | (785,608) | (781,277) |
| Other | (16,238) | (11,861) |
| Deferred Tax Liabilities | (1,210,922) | (1,203,367) |
| Net Deferred Tax Liabilities | $ (196,238) | $ (217,059) |

At the end of fiscal 2023 and 2022, the Company's state tax credit carryforwards for income tax purposes were approximately $10.1 million and $10.0 million, respectively. The state tax credit carryforwards will begin to expire in fiscal 2032.

The changes in amounts of unrecognized tax benefits (gross of federal tax benefits and excluding interest and penalties) at fiscal 2023, 2022, and 2021 are as follows:

| ($000) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Unrecognized tax benefits - beginning of year | $ 53,544 | $ 60,547 | $ 60,240 |
| **Gross increases:** | | | |
| Tax positions in current period | 13,206 | 10,132 | 10,381 |
| Tax positions in prior period | 2,295 | 672 | 1,494 |
| **Gross decreases:** | | | |
| Tax positions in prior periods | (4,366) | (6,808) | (1,795) |
| Lapse of statutes of limitations | (11,148) | (9,989) | (9,757) |
| Settlements | (1,152) | (1,010) | (16) |
| Unrecognized tax benefits - end of year | $ 52,379 | $ 53,544 | $ 60,547 |

At the end of fiscal 2023, 2022, and 2021, the reserves for unrecognized tax benefits were $58.6 million, $60.6 million, and $68.1 million inclusive of $6.2 million, $7.1 million, and $7.6 million of related reserves for interest and penalties, respectively. The Company accounts for interest and penalties related to unrecognized tax benefits as a part of its provision for taxes on earnings. If recognized, $46.6 million would impact the Company's effective tax rate. The difference between the total amount of unrecognized tax benefits and the amounts that would impact the effective tax rate relates to amounts attributable to deferred tax assets and liabilities. These amounts are net of federal and state income taxes.

It is reasonably possible that certain federal and state tax matters may be concluded or statutes of limitations may lapse during the next twelve months. Accordingly, the total amount of unrecognized tax benefits may decrease by up to $10.8 million.

The Company is open to audit by the Internal Revenue Service under the statute of limitations for fiscal years 2020 through 2023. The Company's state income tax returns are generally open to audit under the various statutes of limitations for fiscal years 2019 through 2023. Certain state tax returns are currently under audit by various tax authorities. The Company does not expect the results of these audits to have a material impact on the consolidated financial statements.

## Note G: Employee Benefit Plans

The Company has a defined contribution plan that is available to certain employees. Under the plan, employee and Company contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. The Company matches up to 4% of the employee's salary up to the plan limits. Company matching contributions to the 401(k) plan were $26.9 million, $24.8 million, and $23.6 million in fiscal 2023, 2022, and 2021, respectively.

The Company also makes available to management a Nonqualified Deferred Compensation Plan which allows management to make payroll contributions on a pre-tax basis in addition to the 401(k) plan. Other long-term assets include $165.6 million and $155.5 million at February 3, 2024 and January 28, 2023, respectively, of long-term plan investments, at market value, set aside or designated for the Nonqualified Deferred Compensation Plan. Refer to Note B: Fair Value Measurements for additional information. Plan investments are designated by the participants, and investment returns are not guaranteed by the Company. The Company has a corresponding liability to participants of $165.6 million and $155.5 million at February 3, 2024 and January 28, 2023, respectively, included in Other long-term liabilities in the Consolidated Balance Sheets.

In addition, the Company has certain individuals who receive or will receive post-employment medical benefits. The estimated liability for these benefits of $13.1 million and $13.3 million is included in Accrued expenses and other in the accompanying Consolidated Balance Sheets as of February 3, 2024 and January 28, 2023, respectively.

## Note H: Stockholders' Equity

**Common stock.** In May 2021, the Company's Board of Directors authorized a program to repurchase up to $1.5 billion of the Company's common stock through fiscal 2022.

In March 2022, the Company's Board of Directors approved a two-year program to repurchase up to $1.9 billion of the Company's common stock through fiscal 2023. This program replaced the previous $1.5 billion stock repurchase program, effective at the end of fiscal 2021 (at which time the Company had repurchased $650 million under the previous $1.5 billion program).

In March 2024, the Company's Board of Directors approved a new two-year program to repurchase up to $2.1 billion of the Company's common stock through fiscal 2025.

The following table summarizes the Company's stock repurchase activity in fiscal 2023, 2022, and 2021:

| Fiscal Year | Shares repurchased (in millions) | Average repurchase price | | Amount repurchased (in millions) | |
|---|---|---|---|---|---|
| **2023** | **8.2** | **$** | **115.24** | **$** | **950** [1] |
| 2022 | 10.3 | $ | 92.15 | $ | 950 |
| 2021 | 5.7 | $ | 114.29 | $ | 650 |

[1] Amount excludes excise tax due under the Inflation Reduction Act of 2022.

**Preferred stock.** The Company has 4.0 million shares of preferred stock authorized, with a par value of $.01 per share. No preferred stock is issued or outstanding.

**Dividends.** On March 5, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.3675 per common share, payable on March 29, 2024. The Company's Board of Directors declared a cash dividend of $0.3350 per common share in February, May, August, and November 2023. The Company's Board of Directors declared a cash dividend of $0.3100 per common share in March, May, August, and November 2022. The Company's Board of Directors declared a cash dividend of $0.2850 per common share in March, May, August, and November 2021. During fiscal 2023, 2022, and 2021, the Company paid dividends of $454.8 million, $431.3 million, and $405.1 million, respectively.

**2017 Equity Incentive Plan.** On May 17, 2017, the Company's stockholders approved the Ross Stores, Inc. 2017 Equity Incentive Plan (the "2017 Plan") which replaced the Company's 2008 Equity Incentive Plan ("Predecessor Plan"). The 2017 Plan, which was authorized to issue a maximum of 12.0 million shares, was immediately effective upon approval and no further awards were granted under the Predecessor Plan, which was terminated.

The 2017 Plan has an initial share reserve of 12.0 million shares of the Company's common stock which can be increased by a maximum of 5.5 million shares from certain expired, withheld, or forfeited shares from the 2017 Plan or the Predecessor Plan. The 2017 Plan provides for various types of incentive awards, which may potentially include the grant of stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares, performance units, and deferred compensation awards. As of February 3, 2024, there were 7.8 million shares available for grant under the 2017 Plan.

A summary of restricted stock and performance share award activity for fiscal 2023 is presented below:

| | Number of shares (000) | | Weighted-average grant date fair value |
|---|---|---|---|
| Unvested at January 28, 2023 | 3,943 | $ | 99.69 |
| Awarded | 1,690 | | 109.59 |
| Released | (1,139) | | 95.98 |
| Forfeited | (99) | | 102.40 |
| **Unvested at February 3, 2024** | **4,395** | **$** | **104.52** |

All unvested shares at February 3, 2024 are only subject to service vesting conditions. The market value of shares of restricted stock and performance shares at the date of grant is amortized to expense over the vesting period of generally three to five years. The unamortized compensation expense at February 3, 2024 and January 28, 2023 was $217.1 million and $183.2 million, respectively, which is expected to be recognized over a weighted-average remaining period of 1.7 years and 1.8 years, respectively. Intrinsic value for unvested restricted stock, defined as the closing market value per share on the last business day of fiscal year 2023 (or $143.68), applied to the unvested shares was $631.5 million. A total of 7.8 million, 8.9 million, and 9.3 million shares were available for new restricted stock awards at the end of fiscal 2023, 2022, and 2021, respectively. During fiscal 2023, 2022, and 2021, shares purchased by the Company for tax withholding totaled 0.5 million shares in each year and are considered treasury shares which are available for reissuance. As of February 3, 2024 and January 28, 2023, the Company held 15.8 million and 15.3 million shares of treasury stock, respectively.

The Company has a performance share award program for senior executives. A performance share award represents a right to receive shares of restricted stock on a specified settlement date based on the Company's attainment of a performance goal during the performance period, which is the Company's fiscal year. If attained, the restricted stock then vests over a service period, generally three years from the date the performance award was granted.

**Employee Stock Purchase Plan.** Under the Employee Stock Purchase Plan, eligible employees participating in the quarterly offering period can choose to have up to the lesser of 10% of their annual base earnings or the IRS annual share purchase limit of $25,000 in aggregate market value to purchase the Company's common stock. The purchase price of the stock is 85% of the closing market price on the date of purchase. Purchases occur on a quarterly basis (on the last trading day of each calendar quarter). The Company recognizes expense for ESPP purchase rights equal to the value of the 15% discount given on the purchase date.

During fiscal 2023, 2022, and 2021, employees purchased approximately 0.3 million shares in each year of the Company's common stock under the plan at weighted-average per share prices of $98.86, $74.54, and $99.07, respectively. Through February 3, 2024, approximately 41.3 million shares had been issued under this plan and 3.6 million shares remained available for future issuance.

## Note I: Litigation, Claims, and Assessments

Like many retailers, the Company has been named in class/representative action lawsuits, primarily in California, alleging violations by the Company of wage and hour laws. Class/representative action litigation remains pending as of February 3, 2024.

The Company is also party to various other legal and regulatory proceedings arising in the normal course of business. Actions filed against the Company may include commercial, product and product safety, consumer, intellectual property, environmental, and labor and employment-related claims, including lawsuits in which private plaintiffs or governmental agencies allege that the Company violated federal, state, and/or local laws. Actions against the Company are in various procedural stages. Many of these proceedings raise factual and legal issues and are subject to uncertainties.

In the opinion of management, the resolution of currently pending class/representative action litigation and other currently pending legal and regulatory proceedings will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ross Stores, Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ross Stores, Inc. and subsidiaries (the "Company") as of February 3, 2024 and January 28, 2023, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years ended February 3, 2024, January 28, 2023, and January 29, 2022 and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the fiscal years ended February 3, 2024, January 28, 2023, and January 29, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on criteria established *in Internal Control - Integrated Framework* (2013) issued by COSO.

## Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matters**

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.


*/s/*DELOITTE & TOUCHE LLP

San Francisco, California
April 1, 2024


We have served as the Company's auditor since 1982.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our "disclosure controls and procedures," (as defined in Exchange Act Rule 13a-15(e)), as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by this report.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

### Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as set forth in *Internal Control — Integrated Framework* (2013). Based on our evaluation under the framework in *Internal Control — Integrated Framework* (2013), our management concluded that our internal control over financial reporting was effective as of February 3, 2024.

Our internal control over financial reporting as of February 3, 2024 has also been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and their opinion as to the effectiveness of our internal control over financial reporting is stated in their report, dated April 1, 2024, which is included in Item 8 in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### Quarterly Evaluation of Changes in Internal Control Over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the fourth fiscal quarter of 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our management concluded that there was no such change during the fourth fiscal quarter.

## ITEM 9B. OTHER INFORMATION

None

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by Item 401 of Regulation S-K is incorporated herein by reference to the section entitled "Executive Officers of the Registrant" at the end of Item I of this report; and to the section of the Ross Stores, Inc. Proxy Statement for the Annual Meeting of Stockholders to be held on Wednesday, May 22, 2024 (the "Proxy Statement") entitled "Information Regarding Nominees and Incumbent Directors." Information required by Item 405 of Regulation S-K is incorporated by reference to the Proxy Statement under the section titled "Delinquent Section 16(a) Reports." Since our last Annual Report on Form 10-K, we have not made any material changes to the procedures by which our stockholders may recommend nominees to the Board of Directors. Information required by Item 407(d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement under the section entitled "Information Regarding Nominees and Incumbent Directors" under the caption "Audit Committee."

Our Board of Directors has adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer), and Chief Accounting Officer (Principal Accounting Officer), along with other of our senior operating and financial executives. This Code of Ethics is posted on our corporate website (www.rossstores.com) under Corporate Governance in the Investors Section. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any future amendments to, or waivers from, our Code of Ethics for Senior Financial Officers by posting any changed version on the same corporate website.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is incorporated herein by reference to the sections of the Proxy Statement entitled "Compensation of Directors" and "Executive Compensation" under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "All Other Compensation," "Discussion of Summary Compensation Table," "CEO Pay Ratio," "Grants of Plan-Based Awards During Fiscal Year," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Nonqualified Deferred Compensation," and "Potential Payments Upon Termination or Change in Control."

The information required by Items 407(e)(4) and (e)(5) of Regulation S-K are incorporated herein by reference to the sections of the Proxy Statement entitled "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

**Equity compensation plan information.** The following table summarizes the equity compensation plans under which the Company's common stock may be issued as of February 3, 2024:

| Shares in (000s) | (a)<br>Number of securities to be issued upon exercise of outstanding options and rights | (b)<br>Weighted-average exercise price per share of outstanding options and rights | (c)<br>Number of securities remaining available for future issuance (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 719 | — | 11,426 [1] |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 719 | — | 11,426 |

[1] Includes 3.6 million shares reserved for issuance under the Employee Stock Purchase Plan and 7.8 million shares reserved for issuance under the 2017 Equity Incentive Plan.

The information required by Item 403 of Regulation S-K is incorporated herein by reference to the section of the Proxy Statement entitled "Stock Ownership of Certain Beneficial Owners and Management."

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K is incorporated herein by reference to the section of the Proxy Statement entitled "Related Person Transactions." The information required by Item 407(a) of Regulation S-K is incorporated herein by reference to the section of the Proxy Statement entitled "Information Regarding Nominees and Incumbent Directors" including the captions "Audit Committee," "Compensation Committee," and "Nominating and Corporate Governance Committee."

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services will appear in the Proxy Statement in the Ross Stores, Inc. Board of Directors Audit Committee Report under the caption "Summary of Audit, Audit-Related, Tax, and All Other Fees." Such information is incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following consolidated financial statements, schedules, and exhibits are filed as part of this report or are incorporated herein as indicated:

　　1.　　List of Consolidated Financial Statements.

　　　　The following consolidated financial statements are included herein under Item 8:

　　　　　Consolidated Statements of Earnings for the years ended February 3, 2024, January 28, 2023, and January 29, 2022.

　　　　　Consolidated Statements of Comprehensive Income for the years ended February 3, 2024, January 28, 2023, and January 29, 2022.

　　　　　Consolidated Balance Sheets at February 3, 2024 and January 28, 2023.

　　　　　Consolidated Statements of Stockholders' Equity for the years ended February 3, 2024, January 28, 2023, and January 29, 2022.

　　　　　Consolidated Statements of Cash Flows for the years ended February 3, 2024, January 28, 2023, and January 29, 2022.

　　　　　Notes to Consolidated Financial Statements.

　　　　　Report of Independent Registered Public Accounting Firm (PCAOB ID: 34).

　　2.　　List of Consolidated Financial Statement Schedules.

　　　　Schedules are omitted because they are not required, not applicable, or such information is included in the consolidated financial statements or notes thereto which are included in this Report.

　　3.　　List of Exhibits (in accordance with Item 601 of Regulation S-K).

　　　　Incorporated herein by reference to the list of Exhibits contained in the Exhibit Index within this Report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ROSS STORES, INC.**
(Registrant)

By: /s/Barbara Rentler

Date: April 1, 2024

Barbara Rentler
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/Barbara Rentler<br>Barbara Rentler | Chief Executive Officer, Director<br>(Principal Executive Officer) | April 1, 2024 |
| /s/Adam Orvos<br>Adam Orvos | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | April 1, 2024 |
| /s/Jeffrey P. Burrill<br>Jeffrey P. Burrill | Senior Vice President, Chief Accounting Officer and<br>Corporate Controller (Principal Accounting Officer) | April 1, 2024 |
| /s/Michael Balmuth<br>Michael Balmuth | Executive Chairman, Director | April 1, 2024 |
| /s/K. Gunnar Bjorklund<br>K. Gunnar Bjorklund | Director | April 1, 2024 |
| /s/Michael J. Bush<br>Michael J. Bush | Director | April 1, 2024 |
| /s/Edward G. Cannizzaro<br>Edward G. Cannizzaro | Director | April 1, 2024 |
| /s/Sharon D. Garrett<br>Sharon D. Garrett | Director | April 1, 2024 |
| /s/Michael J. Hartshorn<br>Michael J. Hartshorn | Group President and Chief Operating Officer, Director | April 1, 2024 |
| /s/Stephen D. Milligan<br>Stephen D. Milligan | Director | April 1, 2024 |
| /s/Patricia H. Mueller<br>Patricia H. Mueller | Director | April 1, 2024 |
| /s/George P. Orban<br>George P. Orban | Director | April 1, 2024 |
| /s/Larree M. Renda<br>Larree M. Renda | Director | April 1, 2024 |
| /s/Doniel N. Sutton<br>Doniel N. Sutton | Director | April 1, 2024 |

## INDEX TO EXHIBITS

| Exhibit Number | Exhibit |
|---|---|
| 3.1 | Certificate of Incorporation of Ross Stores, Inc. as amended (Corrected First Restated Certificate of Incorporation, dated March 17, 1999, together with amendments thereto through Amendment of Certificate of Incorporation dated May 29, 2015) incorporated by reference to Exhibit 3.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended August 1, 2015. |
| 3.2 | Amended and Restated Bylaws of Ross Stores, Inc. (as amended March 8, 2023) incorporated by reference to Exhibit 3.2 to the Form 8-K filed by Ross Stores, Inc. on March 14, 2023. |
| 4.1 | Description of Common Stock of Ross Stores, Inc., incorporated by reference to Exhibit 4.5 to the Form 10-K filed by Ross Stores, Inc. for its year ended February 1, 2020. |
| 4.2 | Indenture, dated as of September 18, 2014, between Ross Stores, Inc. and U.S. Bank National Association, incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Ross Stores on September 18, 2014. |
| 4.3 | Officers' Certificate, dated as of September 18, 2014, establishing the terms and form of the Notes, incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores on September 18, 2014. |
| 4.4 | Form of the 3.375% Senior Notes Due 2024, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores on September 18, 2014. |
| 4.5 | Officers' Certificate, dated as of April 6, 2020, establishing the aggregate amounts, terms and form of the Notes, incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on April 7, 2020. |
| 4.6 | Form of 4.600% Senior Notes Due 2025, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on April 7, 2020. |
| 4.7 | Form of 4.700% Senior Notes Due 2027, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on April 7, 2020. |
| 4.8 | Form of 4.800% Senior Notes Due 2030, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on April 7, 2020. |
| 4.9 | Form of 5.450% Senior Notes Due 2050, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on April 7, 2020. |
| 4.10 | Officers' Certificate, dated as of October 21, 2020 establishing the aggregate amounts, terms and forms of the Notes., incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on October 22, 2020. |
| 4.11 | Form of the 0.875% Senior Notes Due 2026, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on October 22, 2020. |
| 4.12 | Form of the 1.875% Senior Notes Due 2031, included in and incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Ross Stores, Inc. on October 22, 2020. |
| 10.1 | Credit Agreement dated February 17, 2022, among Ross Stores, Inc., various lenders and Bank of America, N.A., as Administrative Agent, incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 30, 2022. |

## MANAGEMENT CONTRACTS AND COMPENSATORY PLANS (EXHIBITS 10.2 - 10.31)

10.2      Form of Indemnity Agreement for Directors and Executive Officers, incorporated by reference to Exhibit 10.26 to the Form 10-K filed by Ross Stores, Inc. for its fiscal year ended February 2, 2013.

10.3      Third Amended and Restated Ross Stores, Inc. Non-Qualified Deferred Compensation Plan effective December 31, 2008 (as amended effective January 1, 2015 and October 1, 2017), incorporated by reference to Exhibit 10.3 filed by Ross Stores, Inc. for its fiscal year ended February 3, 2018.

10.4      Second Amended and Restated Ross Stores, Inc. Incentive Compensation Plan, incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended October 31, 2020.

10.5      Ross Stores, Inc. 2017 Equity Incentive Plan, incorporated by reference to Exhibit 99 to the Registration Statement on Form S-8 filed by Ross Stores, Inc. on May 17, 2017 (Registration No. 333-218052).

10.6      Amended Ross Stores, Inc. 2017 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended October 31, 2020.

10.7      Form of Restricted Stock Agreement, incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended July 29, 2017.

10.8      Form of Restricted Stock Agreement, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 5, 2018.

10.9      Form of Restricted Stock Agreement for Nonemployee Director, incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended July 29, 2017.

10.10      Form of Performance Shares Grant Agreement, incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 5, 2018.

10.11      Ross Stores, Inc. Notice of Grant of Performance Shares, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended July 31, 2021.

10.12      Forms of Executive Employment Agreement for Executive Officers, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 4, 2019.

10.13      Form of Executive Employment Agreement for Executive Officers (CA), incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 2, 2020.

10.14      Form of Executive Employment Agreement for Executive Officers (NON-CA), incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 2, 2020.

10.15      Form of Executive Employment Agreement for Executive Officers (CA), incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 1, 2021.

10.16      Form of Executive Employment Agreement for Executive Officers (NON-CA), incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended May 1, 2021.

10.17      Form of Executive Employment Agreement for Executive Officers (CA), incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 30, 2022.

10.18      Form of Executive Employment Agreement for Executive Officers (NON-CA), incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 30, 2022.

10.19      Form of Executive Employment Agreement for Executive Officers (CA), incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 29, 2023.

10.20      Form of Executive Employment Agreement for Executive Officers (NON-CA), incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 29, 2023.

10.21      Employment Agreement effective June 1, 2012 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended October 27, 2012.

10.22      Second Amendment to Employment Agreement effective January 1, 2016 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.49 to the Form 10-K filed by Ross Stores, Inc. for its fiscal year ended January 30, 2016.

10.23      Fourth Amendment to the Employment Agreement effective April 15, 2017 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 29, 2017.

10.24      Fifth Amendment to the Employment Agreement effective July 3, 2018 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended August 4, 2018.

10.25      Eighth Amendment to the Employment Agreement effective September 24, 2020 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended October 31, 2020.

10.26      Ninth Amendment to Employment Agreement effective May 2, 2022 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.6 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended October 28, 2023.

10.27      Tenth Amendment to Employment Agreement effective August 29, 2023 between Michael Balmuth and Ross Stores, Inc., incorporated by reference to Exhibit 10.7 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended October 28, 2023.

| | |
|---|---|
| 10.28 | Employment Agreement effective March 16, 2023 between Michael Hartshorn and Ross Stores, Inc., incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 29, 2023. |
| 10.29 | Employment Agreement effective March 16, 2023 between Adam Orvos and Ross Stores, Inc., incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended April 29, 2023. |
| 10.30 | Employment Agreement effective June 19, 2023 between Barbara Rentler and Ross Stores, Inc., incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Ross Stores, Inc. for its quarter ended July 29, 2023. |
| 10.31 | Employment Agreement effective September 29, 2023 between Stephen Brinkley and Ross Stores, Inc. |
| 21 | Subsidiaries. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Chief Executive Officer Pursuant to Sarbanes-Oxley Act Section 302(a). |
| 31.2 | Certification of Chief Financial Officer Pursuant to Sarbanes-Oxley Act Section 302(a). |
| 32.1 | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350. |
| 97.1 | Ross Stores, Inc. Policy for Recovery of Erroneously Awarded Incentive Compensation, adopted November 5, 2023. |
| 101.INS | XBRL Instance Document. (The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.) |
| 101.SCH | Inline XBRL Taxonomy Extension Schema |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase |
| 104 | Cover Page Interactive Data File. (The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.) |

**EXHIBIT 21**

**SUBSIDIARIES & AFFILIATES**

Certain subsidiaries and affiliates of the Registrant and their subsidiaries are listed below. The names of certain subsidiaries, which considered in the aggregate would not constitute a significant subsidiary, have been omitted.

| Subsidiary Name | Domiciled | Date of Incorporation |
|---|---|---|
| Ross Procurement Inc. | Delaware | November 22, 2004 |
| Ross Merchandising Inc. | Delaware | January 12, 2004 |
| Ross Dress For Less, Inc. | Virginia | January 14, 2004 |
| Retail Assurance Group, Inc. | Hawaii | October 15, 1991 |
| Ross Distribution Company, LLC | Delaware | March 15, 2018 |

**EXHIBIT 23**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statements Nos. 333-115836, 333-151116, 333-210465, and 333-218052 on Form S-8, of our report dated April 1, 2024, relating to the financial statements of Ross Stores, Inc. and subsidiaries, and the effectiveness of Ross Stores, Inc. and subsidiaries internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended February 3, 2024.

/s/DELOITTE & TOUCHE LLP

San Francisco, California
April 1, 2024

**EXHIBIT 31.1**

Ross Stores, Inc.
Certification of Chief Executive Officer
Pursuant to Sarbanes-Oxley Act Section 302(a)

I, Barbara Rentler, certify that:

1. I have reviewed this annual report on Form 10-K of Ross Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024            /s/Barbara Rentler
                                                 Barbara Rentler
                                                 Chief Executive Officer

**EXHIBIT 31.2**

Ross Stores, Inc.
Certification of Chief Financial Officer
Pursuant to Sarbanes-Oxley Act Section 302(a)

I, Adam Orvos, certify that:

1.  I have reviewed this annual report on Form 10-K of Ross Stores, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:   April 1, 2024                                    /s/Adam Orvos
                                                         Adam Orvos
                                                         Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Ross Stores, Inc. (the "Company") on Form 10-K for the year ended February 3, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barbara Rentler, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906"), that, to the best of my knowledge:

(1)  The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:   April 1, 2024

/s/Barbara Rentler
Barbara Rentler
Chief Executive Officer

EXHIBIT 32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Ross Stores, Inc. (the "Company") on Form 10-K for the year ended February 3, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Adam Orvos, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906"), that, to the best of my knowledge:

(1)  The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:   April 1, 2024

/s/Adam Orvos
Adam Orvos
Executive Vice President and Chief Financial Officer

# Directors and Officers

## Board of Directors

Michael Balmuth
Executive Chairman of the Board,
Ross Stores, Inc.

Barbara Rentler
Vice Chair of the Board and
Chief Executive Officer,
Ross Stores, Inc.

K. Gunnar Bjorklund [2, 3, 4]
Former Chairman,
Rev360 LLC

Michael J. Bush [2, 3]
Managing Member,
B IV Investments, LLC;
Former Executive Chairman,
Trumaker, Inc.

Edward G. Cannizzaro [1, 3]
Former Global Head,
Quality, Risk, and Regulatory,
KPMG International;
Board Member, PG&E Corporation and
Pacific Gas and Electric Company

Sharon D. Garrett [1, 3]
Management Consultant;
Former Board Member,
Jerome's Furniture and
Scott's Liquid Gold-Inc.

Michael J. Hartshorn
Group President and
Chief Operating Officer,
Ross Stores, Inc.

Stephen D. Milligan [1, 3]
Former Chief Executive Officer
and Board Member,
Western Digital Corporation;
Board Member, Autodesk, Inc.

Patricia H. Mueller [2, 3]
Management Consultant;
Former Board Member,
Dave & Buster's Entertainment, Inc.

George P. Orban [3]
Managing Partner,
Orban Partners

Larree M. Renda [1, 3]
Former Executive Vice President,
Safeway, Inc.;
Board Member, Casey's General
Stores, Inc.

Doniel N. Sutton [2, 3]
Chief People Officer, Pinterest, Inc.;
Board Member, Morningstar, Inc.

## Corporate Officers

Michael Balmuth
Executive Chairman

Barbara Rentler
Chief Executive Officer

Michael J. Hartshorn
Group President and
Chief Operating Officer

Michael Kobayashi
President and
Chief Capability Officer

Karen Fleming
President and
Chief Merchandising Officer,
dd's DISCOUNTS

Stephen Brinkley
President, Operations

Adam Orvos
Executive Vice President and
Chief Financial Officer

[1]  Audit Committee
[2]  Compensation Committee
[3]  Nominating and Corporate Governance Committee
[4]  Lead Independent Director

# Corporate Data

## Corporate Headquarters

Ross Stores, Inc.
5130 Hacienda Drive
Dublin, CA 94568-7579
(925) 965-4400

## Corporate Website

www.rossstores.com

## New York Buying Office

Ross Stores, Inc.
1372 Broadway
New York, NY 10018-6141

## Los Angeles Buying Office

Ross Stores, Inc.
110 East 9th Street, Suite A-979
Los Angeles, CA 90079-1711

## Annual Report (Form 10-K)

A copy of the Company's 2023 Annual Report
on Form 10-K as filed with the Securities and
Exchange Commission is available on our
corporate website, or without charge,
by contacting the following:

Investor Relations Department
Ross Stores, Inc.
5130 Hacienda Drive
Dublin, CA 94568-7579

## Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940-3078

or

Overnight Correspondence:
150 Royall Street, Suite 101
Canton, MA 02021

Inquiries by:

## Website

www.computershare.com/investor

or

## Online

https://www-us.computershare.com/investor/Contact

## Telephone

1-866-455-3120 (domestic holders)
1-800-231-5469 (TDD#)
1-201-680-6578 (foreign holders)
1-201-680-6610 (foreign TDD#)



**Ross Stores, Inc.**

5130 Hacienda Drive

Dublin, CA 94568-7579

(925) 965-4400

www.rossstores.com

**Sustainable Choice. Reduce, Reuse & Recycle.**

To minimize our environmental impact, the Ross Stores, Inc.
2023 Annual Report was printed on paper containing fibers
from environmentally appropriate, socially beneficial, and
economically viable forest resources.

